Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

by and among

OMNICARE, INC.

NECTARINE ACQUISITION CORP.

and

NEIGHBORCARE, INC.

Dated as of July 6, 2005

5.2	Subsidiaries	13
5.3	Capitalization	14
5.4	Constituent Documents	15
5.5	Corporate Power and Authority	15
5.6	No Violation	15
5.7	Compliance with Laws	16
5.8	Licenses; Permits; Compliance	17
5.9	Institutional Pharmacy Business	18
5.10	SEC Documents; Company Financial Statements	18
5.11	Real Estate	19
5.12	Intellectual Property	20
5.13	Information Technology	20
5.14	Contracts	21
5.15	Insurance	21
5.16	Litigation	22
5.17	Taxes	22
5.18	Employee Benefit Matters	24
5.19	Labor Matters	25
5.20	Environmental Matters	26
5.21	Affiliated Transactions	26
5.22	Absence of Certain Changes or Events	27
5.23	Brokers	27
5.24	Opinion of Financial Advisor	27
5.25	State Takeover Statutes	27
5.26	Rights Agreement	27
5.27	Required Shareholder Vote; Board Approval	28
5.28	No Undisclosed Liabilities	28
5.29	Customers; Suppliers	28
5.30	Certain Healthcare Legal Matters	29

ARTICLE VI

COVENANTS		30

6.1	Reasonable Efforts, Notification	30
6.2	Notices; Updates	31
6.3	Acquisition Proposals	31
6.4	Conduct of the Company’s Operations	32
6.5	The Company Shareholders Meeting	36
6.6	Access	37
6.7	Public Announcements	37
6.8	Proxy/Information Statement; Other Filings; Board Recommendations	38
6.9	Further Action	38
6.10	Expenses	39
6.11	Takeover Statutes	39
6.12	Directors’ and Officers’ Indemnification	39
6.13	Employee Benefits	40

6.14	Company Board Recommendation	42
6.15	Buyer Control of Merger Sub	42
6.16	Financing	42
6.17	Bankruptcy Shares	42

	ARTICLE VII

CONDITIONS		43

7.1	Conditions	43

	ARTICLE VIII

TERMINATION		43

8.1	Termination	43
8.2	Effect of Termination and Abandonment	45
8.3	Extension; Waiver	46

	ARTICLE IX

GENERAL PROVISIONS		47

9.1	Survival of Representations; Warranties and Agreements	47
9.2	Notices	47
9.3	Assignment; Binding Effect	48
9.4	Entire Agreement	48
9.5	Amendment	48
9.6	Applicable Law; Waiver of Jury Trial	48
9.7	Counterparts	49
9.8	Interpretation	49
9.9	Extension; Waiver	49
9.10	Severability	50
9.11	Specific Performance	50
9.12	Third Party Beneficiaries	50
9.13	Expenses	50
9.14	Certain Definitions	50
9.15	Buyer and Merger Sub	52

INDEX OF DEFINED TERMS

Page
Acceptance Date	2
Acquisition Proposal	32
Action	17
Affiliate	50
Agreement	1
Antitrust Laws	30
Applicable Laws	16
Bankruptcy Shares	14
Board	1
Bonus Committee	41
Business Day	2
Buyer	1
Buyer Expense Reimbursement	45
Buyer Termination Fee	46
Certificate	7
Certificates of Merger	6
Closing	6
Closing Date	6
Code	22
Commitment Letter	12
Company	1
Company Agreements	21
Company Articles of Incorporation	13
Company Board Recommendations	28
Company By-Laws	13
Company Common Stock	1
Company Disclosures Schedules	13
Company Employees	40
Company Financial Advisor	4
Company IT Systems	21
Company Option	8
Company Permits	17
Company Proprietary Rights	20
Company Proxy Statement	4
Company Savings Plan	41
Company SEC Documents	18
Company Shareholders	3
Company Shareholders Approval	28
Company Shareholders Meeting	36
Company Stock Plans	8
Company Termination Fee	46

-i-

Continuing Director	5
DGCL	6
Dissenting Shares	7
Effective Time	6
Environmental Laws	26
ERISA	24
ERISA Affiliate	24
Exchange Act	2
Facility	50
FDA	17
Federal Anti-Kickback Statute	29
Federal False Claims Act	29
Final Order	50
Financing	12
Financing Condition	1
Funding Condition Date	45
GAAP	19
Government Programs	18
Governmental Authority	51
Hazardous Materials	26
Health Care Program	29
Healthcare Laws	29
HSR Act	12
Indemnified Person	40
Interest Date	51
IRS	23
Lien	51
Material Adverse Effect	51
Medicare And Medicaid Programs	18
Merger	1
Merger Consideration	7
Merger Sub	1
Minimum Condition	1
New Savings Plan	41
Non-Disclosure Agreement	4
Offer	1
Offer Conditions	2
Offer Documents	3
Offer Price	1
Order	52
Other Filings	38
Outside Date	44
Owned Real Property	19
PA Takeover Disclosure Law	16
Payment Agent	8
PBCL	1

-ii-

Permitted Encumbrances	19
Person	8
Plans	24
Private Programs	18
Proprietary Rights	20
Related Party	52
Reorganization Plan	14
Restricted Shares	8
Retention Date	42
Returns	22
Rights Agreement	27
Rights Agreement Amendment	27
Ruling	23
Sarbanes-Oxley Act	16
Schedule 14D-9	3
Schedule TO	1
SEC	2
Securities Act	15
Selected Employees	41
Short-Form Merger	37
Stark Statute	29
Subsidiary	7
Superior Proposal	32
Surviving Corporation	6
Taxes	22
Taxing Authority	22
Uncertificated Shares	8
Welfare Plan	25

-iii-

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER is dated as of July 6, 2005 (this “Agreement”) by and among OMNICARE, INC., a Delaware corporation (“Buyer”), NECTARINE ACQUISITION CORP., a Delaware corporation and a wholly owned subsidiary of Buyer (“Merger Sub”), and NEIGHBORCARE, INC., a Pennsylvania corporation (the “Company”).

WHEREAS, Buyer and Merger Sub shall amend the Tender Offer Statement on Schedule TO filed by Buyer and Merger Sub on June 4, 2004 (together with all amendments, supplements and exhibits thereto, the “Schedule TO”) with respect to Merger Sub’s tender offer (as such offer is amended to reflect the terms set forth herein, the “Offer”) to purchase each outstanding share of common stock, par value, $0.02 per share, of the Company (together with the associated preferred stock purchase rights, the “Company Common Stock”), at a purchase price of $34.75 per share of Company Common Stock, net to the seller in cash, without any interest thereon and subject to applicable withholding Tax (such price or any higher price paid in the Offer, the “Offer Price”), upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Board of Directors of the Company (the “Board”) has approved this Agreement, and approved the Offer and the Merger (as defined below) and deemed it advisable and fair to and in the best interests of the Company to consummate the merger of Merger Sub with and into the Company, wherein each share of Company Common Stock, issued and outstanding immediately prior to the Effective Time (as defined below), other than shares held in the Company’s treasury, shares held by any Subsidiary (as defined below) of the Company and shares of Company Common Stock held by Buyer, Merger Sub or any other Subsidiary of Buyer, shall be converted into the right to receive $34.75 per share in cash, without any interest thereon and subject to applicable withholding Tax, on the terms set forth in this Agreement (the “Merger”);

WHEREAS, this Agreement is intended to constitute the plan of merger required by Section 1922 of the Pennsylvania Business Corporation Law of 1988, as amended (the “PBCL”);

WHEREAS, the Board of Directors of Buyer and the Board of Directors of the Company have determined that a business combination between Buyer and the Company is in the best interests of their respective companies and Company Shareholders and accordingly have agreed to effect the Offer and the Merger provided for herein upon the terms and subject to the conditions set forth herein; and

WHEREAS, Buyer, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Offer and the Merger and also to prescribe various conditions to the Offer and the Merger.

NOW, THEREFORE, in consideration of the premises and of the representations, warranties, covenants and agreements set forth herein, intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

THE OFFER

1.1 The Offer.

(a) Subject to the provisions of this Agreement, as promptly as practicable after the date hereof, but not later than the fifth (5th) Business Day after the date hereof, Buyer and Merger Sub shall amend the Offer to (i) increase the purchase price to the Offer Price, (ii) modify the conditions of the Offer to be the conditions set forth in Annex A hereto (the “Offer Conditions”) and no others and (iii) to make such other amendments as are necessary or appropriate to conform the Offer to the requirements of this Agreement. The expiration date of the Offer shall be the tenth (10th) day, counting only those days that are not a Saturday, Sunday or a day on which banks are authorized by law to close in New York, New York (each a “Business Day”), from the date the Offer is amended in accordance with the preceding sentence. The obligation of Merger Sub to accept for payment, and pay for, any shares of Company Common Stock tendered pursuant to the Offer shall be subject only to the Offer Conditions. Without the consent of the Company (which consent may be granted or withheld by the Company in its sole discretion), Buyer and Merger Sub expressly reserve the right to modify the terms of the Offer, except, that without the consent of the Company, Buyer and Merger Sub shall not (i) reduce the number of shares of Company Common Stock subject to the Offer; (ii) reduce the Offer Price; (iii) waive the Minimum Condition (as defined in Annex A hereto); (iv) amend or add to the Offer Conditions; (v) except as provided in the first proviso to this sentence, extend the Offer; (vi) change the form of or reduce the consideration payable in the Offer; or (vii) amend any other term of the Offer in any manner adverse to the Company’s shareholders; provided, however, that, notwithstanding the foregoing, Buyer and Merger Sub (A) shall extend the Offer for no longer than five (5) Business Days at any one time, if at the scheduled or extended expiration date of the Offer, any of the Offer Conditions shall not be satisfied or waived; (B) shall extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC” ) applicable to the Offer; or (C) may, if the shares of Company Common Stock validly tendered and not withdrawn at the expiration of the Offer do not represent at least eighty percent (80%) of the total number of shares of Company Common Stock then outstanding, extend the Offer for one or more subsequent offering periods of up to an additional twenty (20) Business Days in the aggregate pursuant to Rule 14d-11 of the Securities Exchange Act of 1934 (such act, as amended and the rules and regulations promulgated thereunder, the “Exchange Act”); provided, further, however, that, in the case of clause (C) above, Merger Sub shall immediately accept for payment and promptly pay for all shares of Company Common Stock validly tendered, and not properly withdrawn, during the initial offering period in accordance with Rule 14d-11 of the Exchange Act. Notwithstanding anything contained in this Agreement to the contrary, in no event shall Buyer and Merger Sub be required to extend the expiration date of the Offer beyond the Outside Date. Subject to the terms and conditions of this Agreement and the Offer Conditions, Merger Sub shall, and Buyer shall cause it to, as soon as possible after the expiration of the Offer, accept for payment, and pay for (after giving effect to any required withholding Tax), all shares of Company Common Stock validly tendered pursuant to the Offer and not withdrawn (the date of acceptance for payment, the “Acceptance Date”).

(b) The Offer shall be made pursuant to a supplement to the Merger Sub’s offer to purchase, dated June 4, 2004, and contained in the Schedule TO, and a related letter of transmittal (such Schedule TO and the documents included therein pursuant to which the Offer will be made, together with any supplements or amendments thereto, the “Offer Documents”) containing the terms and conditions set forth in this Agreement and in form reasonably satisfactory to the Company. As promptly as practicable after the date of this Agreement, but not later than the fifth (5th) Business Day after the date of this Agreement, Buyer and Merger Sub shall file the Offer Documents with the SEC and mail the Offer Documents to the shareholders of the Company (the “Company Shareholders”). Buyer and Merger Sub agree that the Offer Documents shall comply in all material respects with the Exchange Act and the Offer Documents, on the date first published, sent or given to the Company Shareholders, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no covenant is made by Buyer or Merger Sub with respect to information supplied by the Company or any Company Shareholders in writing specifically for inclusion or incorporation by reference in the Offer Documents. Each of Buyer, Merger Sub and the Company agree promptly to correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and Buyer and Merger Sub further agree to take all steps reasonably necessary to cause the Offer Documents, as so corrected, to be filed with the SEC and to be disseminated to the Company Shareholders, in each case as and to the extent required by applicable federal securities laws. The Company and its counsel shall be given a reasonable opportunity to review and comment upon (1) the Offer Documents prior to their filing with the SEC or dissemination to the Company Shareholders and (2) any correspondence with the SEC (including comment response letters) concerning the Offer or the Offer Documents. Buyer and Merger Sub agree to provide the Company and its counsel with any comments Buyer, Merger Sub or their counsel may receive from the SEC with respect to the Offer Documents promptly after the receipt of such comments.

(c) Buyer shall or shall cause Merger Sub to deposit with The Bank of New York on a timely basis the funds necessary to accept for payment, and pay for, any shares of Company Common Stock that Merger Sub becomes obligated to accept for payment, and pay for, pursuant to the Offer.

1.2 Company Actions.

(a) As promptly as practicable after the filing of the amendment to the Schedule TO (and on the same date, if practicable), the Company shall file with the SEC an amendment to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on June 14, 2004 (such Schedule 14D-9, and the documents included therein, together with any supplements or amendments thereto, the “Schedule 14D-9”) containing, subject to Section 6.14, the Company Board Recommendation, and shall mail the Schedule 14D-9 to the Company Shareholders as promptly as practicable thereafter. The Company agrees that the Schedule 14D-9 shall comply in all material respects with the requirements of the Exchange Act and, on the date filed with the SEC and on the date first published, sent or given to the Company Shareholders, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no covenant is made by the Company with respect to information supplied by Buyer or Merger Sub in writing specifically for inclusion in the Schedule 14D-9. Each of the Company, Buyer and Merger Sub agrees promptly to correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company further agrees to take all steps necessary to cause the Schedule 14D-9, as so corrected, to be filed with the SEC and to be disseminated to the Company Shareholders, in each case as and to the extent required by applicable federal securities laws. Buyer and its counsel shall be given a reasonable opportunity to review and comment upon (1) the Schedule 14D-9 prior to its filing with the SEC or dissemination to the Company Shareholders and (2) any correspondence with the SEC (including comment response letters) concerning the Offer or the Schedule 14D-9. The Company agrees to provide Buyer and its counsel with any comments the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after the receipt of such comments.

(b) The Company hereby consents to the inclusion in the Offer Documents of the Company Board Recommendations and represents that it has obtained all necessary consents to permit the inclusion in its entirety of the fairness opinion of Goldman, Sachs & Co. (the “Company Financial Advisor”) in the Schedule 14D-9 (as defined below) and, in each case, as necessary, the proxy statement (including the form of proxies) or information statement relating to the vote of the Company Shareholders with respect to this Agreement (as amended, supplemented or modified, the “Company Proxy Statement”). The Company has been advised by each of its directors and executive officers that each such person intends to tender all shares of Company Common Stock owned by such person pursuant to the Offer.

(c) In connection with the Offer and the Merger, the Company shall cause its transfer agent to furnish to Merger Sub promptly with mailing labels or electronic files containing the names and addresses of the record holders of Company Common Stock as of a recent date and of those persons becoming record holders subsequent to such date, together with copies of all lists of Company Shareholders, security position listings and computer files and all other information in the Company’s possession or control regarding the beneficial owners of shares of Company Common Stock, and shall furnish to Merger Sub such information and assistance (including updated lists of Company Shareholders, security position listings and computer files) as Buyer may reasonably request for use in communicating the Offer or the Merger to the Company Shareholders. Subject to the requirements of Applicable Laws, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Merger, Buyer and Merger Sub and their agents shall treat any information contained in any such labels, listings and files as if it were “Evaluation Material” pursuant to the Non-Disclosure Agreement, dated July 1, 2005, by and between the Company and Buyer (the “Non-Disclosure Agreement”).

1.3 Directors.

(a) Subject to compliance with Applicable Laws, promptly upon the payment by Merger Sub for Company Common Stock pursuant to the Offer, and from time to time thereafter, Buyer shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board and the board of directors (or similar governing body) of each

Subsidiary of the Company, and each committee thereof, as is equal to the product of the total number of directors on the Board (determined after giving effect to the directors elected pursuant to this sentence) multiplied by the greater of (i) seventy five percent (75%) and (ii) the percentage that the aggregate number of shares of Company Common Stock beneficially owned by Buyer or its affiliates bears to the total number of fully diluted shares of Company Common Stock then outstanding, and the Company shall, upon request of Buyer, promptly take all actions necessary to cause Buyer’s designees to be so elected, including, if necessary, seeking the resignations of one or more existing directors; provided, however, that, prior to the Effective Time, the Board shall always have at least three (3) Continuing Directors. A “Continuing Director” shall mean a person who is a member of the Board of the Company as of the date hereof or a person selected by majority vote of the Continuing Directors then in office. If the number of Continuing Directors is reduced to below three (3) prior to the Effective Time, the remaining Continuing Directors (or the remaining director if there is only one remaining) shall be entitled to designate a person (or persons) to fill such vacancy (or vacancies) who is not an officer, director, shareholder or designee of Merger Sub or any of its affiliates and who shall be deemed to be a Continuing Director for all purposes of this Agreement.

(b) The Company’s obligations to appoint Buyer’s designees to the Board shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. Subject to Applicable Laws, the Company shall promptly take all actions required pursuant to such Section and Rule in order to fulfill its obligations under this Section 1.3 and shall include in the Schedule 14D-9 such information with respect to the Company and its officers and directors as is required under such Section and Rule in order to fulfill its obligations under this Section 1.3. Buyer will supply any information with respect to itself and its officers, directors and affiliates required by such Section and Rule to the Company.

(c) Following the election or appointment of Buyer’s designees pursuant to this Section 1.3 and prior to the Effective Time, the affirmative vote of a majority of the Continuing Directors then in office shall be required to authorize (and such authorization shall constitute the authorization of the Board and no other action on the part of the Company, including any action by any other director of the Company, shall be required to authorize) (i) any amendment or termination of this Agreement by the Company, (ii) any exercise or waiver of any of the Company’s rights or remedies under this Agreement, (iii) any extension of the time for performance of Buyer’s and Merger Sub’s respective obligations under this Agreement, (iv) any agreement between the Company and any of its subsidiaries, on the one hand, and the Buyer, Merger Sub and any of their affiliates (other than the Company and any of its subsidiaries) on the other hand, or (iv) to take any action that would prevent or would materially delay the consummation of the Merger.

ARTICLE II

THE MERGER

2.1 The Merger. Upon the terms and subject to the conditions of this Agreement, at the Effective Time (as defined in Section 2.3), Merger Sub shall be merged with and into the Company in accordance with the laws of the State of Delaware and the

Commonwealth of Pennsylvania and the terms of this Agreement, whereupon the separate corporate existence of Merger Sub shall cease, and the Company shall be the surviving corporation of the Merger (the Company, as the surviving corporation after the Merger is sometimes referred to herein as the “Surviving Corporation”).

2.2 Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place (a) at the offices of Dewey Ballantine LLP, 1301 Avenue of the Americas, New York, New York 10019 on the second (2nd) Business Day after the last of the conditions set forth in Article VII of this Agreement (other than (i) those that are waived by the party or parties for whose benefit such conditions exist and (ii) any such conditions which, by their terms, are not capable of being satisfied until the Closing Date (as defined below), but subject to the waiver or satisfaction of such conditions) are satisfied; or (b) at such other place, time and/or date as the parties hereto may otherwise agree; provided, however, that if a Short-Form Merger (as defined below) is available and the conditions set forth in Article VII of this Agreement (other than any such conditions that by their terms are to be satisfied by action to be taken at the Closing, which conditions shall be required to be so satisfied or waived on the Closing Date) shall have been waived or satisfied on the Acceptance Date, the Closing shall occur no later than the Business Day immediately following the Acceptance Date. The date upon which the Closing shall occur is referred to herein as the “Closing Date.”

2.3 Effective Time. If all the conditions to the Merger set forth in Article VII of this Agreement have been fulfilled or waived and this Agreement shall not have been terminated as provided in Article VIII hereof, the parties hereto shall cause the certificates of merger and articles of merger, as appropriate (the “Certificates of Merger”) to be properly executed and filed in accordance with the laws of the State of Delaware, the laws of the Commonwealth of Pennsylvania and the terms of this Agreement (including the provisions of Section 3.1) on the Closing Date and shall cause all other filings and records required by Applicable Laws in connection with the Merger to be completed. The Merger shall become effective at such time as the Certificates of Merger are duly filed with the Secretary of State of Delaware and the Department of State of the Commonwealth of Pennsylvania, or at such later time as is specified by the parties hereto as the effective time in the Certificates of Merger (the “Effective Time”). The Merger shall have the effects set forth herein and in the applicable provisions of the (i) General Corporation Law of the State of Delaware (the “DGCL”) and (ii) the PBCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the separate existence of Merger Sub shall cease and the Surviving Corporation shall possess all the rights, privileges, powers and franchises and be subject to all of the debts, liabilities and duties of the Company and Merger Sub.

2.4 Conversion of Shares.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of Buyer, Merger Sub, the Company or the holders of the following securities:

(i) each share of common stock, no par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into one (1) validly issued, fully paid and nonassessable share of common stock, par value $0.02 per share, of the Surviving Corporation, which newly issued shares shall thereafter constitute all of the issued and outstanding capital stock of the Surviving Corporation; and

(ii) subject to Section 2.4(c) and 2.4(d), each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares (as defined below) and shares of Company Common Stock held by the Company or any Subsidiary of the Company and as otherwise provided in Section 2.4.(d) hereof) shall be converted into and represent the right to receive an amount in cash equal to the price per share paid in the Offer, without any interest thereon (the “Merger Consideration”), upon the surrender of a certificate (a “Certificate”) representing such share of Company Common Stock as provided in Section 2.6.

(b) Immediately following the Effective Time, all shares of Company Common Stock (other than shares of Company Common Stock held by the Company or any Subsidiary of the Company, but excluding the Bankruptcy Shares) shall cease to be outstanding and shall be cancelled and retired and shall cease to exist, and each holder of shares of Company Common Stock shall thereafter cease to have any rights with respect to such shares of Company Common Stock, except for the right to receive, without interest thereon, the Merger Consideration upon the surrender of a Certificate in accordance with the provisions of this Article II.

(c) Shares of Company Common Stock that have not been voted for adoption of this Agreement and with respect to which appraisal shall have been properly demanded in accordance with Subchapter 15D and Section 1930 of the PBCL (“Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration at or after the Effective Time unless and until the holder of such shares withdraws his demand for such appraisal (in accordance with Subchapter 15D of the PBCL) or becomes ineligible for such appraisal. If a holder of Dissenting Shares shall withdraw (in accordance with Subchapter 15D of the PBCL) his demand for such appraisal or shall become ineligible for such appraisal, then, as of the Effective Time or the occurrence of such event, whichever last occurs, each of such holder’s Dissenting Shares shall cease to be a Dissenting Share and shall be converted into and represent the right to receive the Merger Consideration. Prior to the Effective Time, the Company shall give Buyer prompt notice and copies of any written demands received by the Company for appraisal of shares of Company Common Stock and all written or electronic communications between the Company and its representatives, on the one hand, and the dissenting Company Shareholders and their representatives, on the other hand, relating thereto, and Buyer shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not make any payments with respect to, or compromise or settle, any demand for appraisal without the prior written consent of Buyer.

(d) Each share of Company Common Stock owned by Buyer or any Subsidiary of Buyer immediately prior to the Effective Time shall be cancelled, and no payment shall be made with respect thereto.

(e) For purposes of this Agreement, (i) the word “Subsidiary” means, with respect to any Person (as defined below), any corporation, partnership, joint venture, limited liability company or other legal entity of which such Person (either alone or through or together with any other Subsidiary) owns, directly or indirectly, 50% or more of the ownership interests or voting rights with respect to the election of the board of directors or other governing body of, such corporation or other legal entity; and (ii) the word “Person” includes an individual, corporation, partnership, association, trust, unincorporated organization, limited liability company, other entity or group (as defined in Section 13(d)(3) of the Exchange Act).

2.5 Stock Options and Other Equity Awards. Upon the Effective Time, each then-outstanding option to purchase Company Common Stock (a “Company Option”), whether or not vested, granted under the Company’s equity compensation plans (collectively, the “Company Stock Plans”), shall be cancelled and, in exchange therefore, the Buyer shall pay to each former holder of any such cancelled Company Option as soon as practicable following the Effective Time a cash amount equal to the product of (i) the excess, if any, of the Merger Consideration per share of Company Common Stock over the exercise price per share and (ii) the number of shares of Company Common Stock covered by the Company Option, subject to applicable income and employment withholding Taxes (as defined below); provided that if the exercise price per share of any such Company Option is equal to or greater than the Merger Consideration per share, such Company Option shall be canceled without any cash payment being made in respect thereof. The Company shall take such action prior to the Effective Time as is necessary to ensure that Company Options will have been extinguished as of the Effective Time. Immediately prior to the Effective Time, any then-outstanding restricted shares of Company Common Stock held under the Company Stock Plans shall be fully vested and shall be subject to the provisions of Section 2.4, subject to applicable income and employment withholding Taxes (the “Restricted Shares”). Each such share shall be converted into the right to receive the Merger Consideration as contemplated by Section 2.4.

2.6 Exchange of Certificates Representing Company Common Stock.

(a) A payment agent selected by Buyer and reasonably acceptable to the Company shall act as payment agent (the “Payment Agent”) in the Merger.

(b) On the Acceptance Date, or thereafter, as and when needed, Buyer shall deposit or cause to be deposited with the Payment Agent for exchange in accordance with this Article II, an amount in cash sufficient to make the payments required pursuant to Section 2.4 in exchange for Certificates and uncertificated shares of Company Common Stock (the “Uncertificated Shares”) held in book-entry form, as evidenced on the Company’s stock ledger as of the Effective Time, and the payments required pursuant to Section 2.5.

(c) Promptly after the Effective Time, Buyer shall cause the Payment Agent to mail to each holder of a Certificate whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.4 (i) a notice of effectiveness of the Merger, (ii) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to such Certificates shall pass, only upon delivery of the Certificates to the Payment Agent, and (iii) instructions for use in effecting the surrender of such Certificates in exchange for the consideration to be received by such holder pursuant to Section 2.4 hereof. Upon surrender of a Certificate for cancellation to the Payment Agent, together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, Buyer shall cause to be delivered to the person in whose name such Certificate shall have been issued, or to such person as such person shall direct in writing in the letter of transmittal, a check representing the amount of cash which such holder has the right to receive in respect of the Certificate surrendered pursuant to the provisions of Section 2.4, after giving effect to any required withholding Taxes, and the shares represented by the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on the cash payable to holders of shares of Company Common Stock pursuant to Section 2.4 hereof. In the event of a transfer of ownership of Company Common Stock which is not registered in the transfer records of the Company, the consideration to be paid to such holder of Company Common Stock pursuant to Section 2.4 hereof may be issued to such a transferee if the Certificate representing such Company Common Stock is presented to Buyer, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or, alternatively, payments of such transfer Tax to the Payment Agent. Until so surrendered, each Certificate that, at the Effective Time, represented shares of Company Common Stock will be deemed from and after the Effective Time, for all corporate purposes, to evidence the consideration to be received by the holders of Company Common Stock pursuant to Section 2.4 hereof.

(d) Any Uncertificated Shares (other than Uncertificated Shares held by Buyer, Merger Sub, any wholly-owned subsidiary of Buyer or Merger Sub, in the treasury of the Company or by any wholly-owned Subsidiary of the Company or which are Dissenting Shares) shall be deemed surrendered to the Payment Agent at the Effective Time and each record holder thereof shall be entitled to receive the Merger Consideration multiplied by the number of Uncertificated Shares formerly represented by the associated book-entries for the record holder, without any action on the part of such holder. The Company acknowledges and agrees that Buyer, Merger Sub, and the Surviving Corporation shall rely solely on the stock ledger of the Company as of the Effective Time for purposes of determining the record holders of Uncertificated Shares. If the Merger Consideration (or any portion thereof) is to be delivered to any person other than the person in whose name the book-entry formerly representing Uncertificated Shares surrendered therefor is recorded, it shall be a condition to such right to receive such Merger Consideration that the Uncertificated Share so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the person whose shares of Company Common Stock have been surrendered shall pay to the Payment Agent any transfer or other similar Taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of the Uncertified Share surrendered as indicated by the book-entry, or shall establish to the satisfaction of the Payment Agent that such Tax has been paid or is not applicable.

(e) After the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to Buyer or the Surviving Corporation, they shall be cancelled and exchanged for the consideration set forth in Section 2.4 hereof deliverable in respect thereof pursuant to this Agreement in accordance with the procedures set forth in this Section 2.6.

(f) In the event any Certificate shall have been mutilated, lost, stolen or destroyed, upon completion of the letter of transmittal and all forms provided by the Company’s transfer agent by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, Buyer will issue in exchange for such mutilated, lost, stolen or destroyed Certificate, the consideration to be received by the holder of such Certificate pursuant to Section 2.4 hereof.

(g) Any portion of the cash delivered to the Payment Agent in accordance with this Section 2.6 that remains unclaimed six months after the date of the mailing required by Section 2.6(c) following the Effective Time shall be delivered to Buyer. Any holder of a Certificate who has not theretofore surrendered such Certificate for exchange pursuant to this Section 2.6 shall thereafter look only to Buyer for payment of the consideration deliverable in respect of such Certificate determined pursuant to this Agreement, without any interest thereon. Payment shall be subject to applicable abandoned property, escheat and similar laws and none of the Payment Agent, Buyer, Merger Sub, the Company, the Surviving Corporation or any other person shall be liable to any former holder of shares of Company Common Stock for any amount properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar laws. If any Certificates shall not have been surrendered prior to two (2) years after the Effective Time (or such earlier date as shall be immediately prior to the date that such unclaimed funds would otherwise become subject to any abandoned property, escheat or similar law) unclaimed funds payable with respect to such Certificates shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

2.7 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the officers and directors of the Company and Merger Sub are fully authorized in the name of their respective companies or otherwise to take, and will take, all such lawful and necessary action, so long as such action is consistent with this Agreement.

ARTICLE III

CERTAIN MATTERS RELATING TO THE SURVIVING CORPORATION

3.1 Articles of Incorporation of the Surviving Corporation. Unless otherwise determined by Buyer prior to the Effective Time, at the Effective Time, the articles of incorporation of the Surviving Corporation as in effect immediately prior to the Effective Time shall be amended as of the Effective Time so as to contain the provisions, and only the provisions contained in the Amended and Restated Articles of Incorporation attached hereto as Exhibit A.

3.2 By-Laws of the Surviving Corporation. The by-laws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the by-laws of the Surviving Corporation until amended in accordance with its terms and pursuant to Applicable Laws; provided, however, that such by-laws shall contain the same exculpation and indemnification provisions with respect to directors, officers or employees of the Company as contained in the Company’s by-laws immediately in effect immediately prior to the Effective Time.

3.3 Officers and Directors of the Surviving Corporation. The officers and directors of Merger Sub immediately prior to the Effective Time shall be the officers and directors of the Surviving Corporation immediately after the Effective Time and shall hold office until their successors are duly appointed or elected in accordance with Applicable Laws.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER AND MERGER SUB

Buyer and Merger Sub hereby represent and warrant to the Company as follows:

4.1 Organization and Qualification. Each of Buyer and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Each of Buyer and Merger Sub (a) has all requisite power and authority to own or lease, and operate its respective assets and properties, and to carry on its respective businesses as now conducted, and as currently proposed to be conducted and (b) is duly qualified or licensed to do business and is in good standing in all jurisdictions in which it owns or leases property or in which the conduct of its businesses requires it to so qualify or be licensed, except where the failure to have such power or authority, or the failure to be so qualified or licensed would not reasonably be expected to have a Material Adverse Effect on Buyer or Merger Sub. Neither Buyer nor Merger Sub are in default in the performance, observance or fulfillment of any provision of their certificates or articles of incorporation, or their by-laws, as in effect on the date of this Agreement.

4.2 Authorization of Agreement and Other Documents. Each of Buyer and Merger Sub has all requisite corporate power and authority to enter into and deliver this Agreement, to perform its obligations under this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by each of Buyer and Merger Sub have been duly authorized by all necessary corporate action on the part of Buyer or Merger Sub. This Agreement has been duly executed and delivered by each of Buyer and Merger Sub and, assuming due execution by the Company, constitutes the legal, valid and binding obligation of Buyer and Merger Sub enforceable against Buyer and Merger Sub in accordance with its terms, except to the extent that enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws affecting enforcement of creditors’ rights generally, and by general principles of equity (regardless of whether enforcement is considered in a proceeding at law or in equity). Buyer has approved the execution, delivery and performance of this Agreement in its capacity as sole shareholder of Merger Sub. No other action on the part of Buyer or its shareholders or Merger Sub is necessary for the execution, delivery and performance of this Agreement by either Buyer or Merger Sub.

4.3 No Violation. Neither the execution and delivery by Buyer and Merger Sub of this Agreement, nor consummation by Buyer and Merger Sub of the transactions contemplated hereby in accordance with its terms, will (a) violate or result in a breach of any provisions of the organizational documents of Buyer or Merger Sub, (b) violate, conflict with, result in a breach of any provision of, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, result in the termination, or in a right of termination or cancellation of, accelerate the performance required by, or result in the creation of any Lien (as defined below), except for Permitted Encumbrances (as defined below), upon any of the material properties of Buyer or Merger Sub, under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust or any material license, contract, agreement or other instrument or obligation to which Buyer or Merger Sub is a party, except for any of the foregoing matters that would not have, individually or in the aggregate, a Material Adverse Effect (as defined below) on Buyer or (c) require Buyer or Merger Sub to obtain any approval of any Person or approval of, observe any waiting period imposed by, or make any filing with or notification to or seek any approval or authorization from any Governmental Authority (as defined below), other than (i) actions, if any, required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (together with the rules and regulations thereunder, the “HSR Act”), except for actions required by the HSR Act taken prior to the date hereof, (ii) the filing of the Certificates of Merger and (iii) consents or approvals of any Governmental Authority the failure of which to obtain would not have, individually or in the aggregate, a Material Adverse Effect on Buyer.

4.4 Financing. Buyer has obtained a written commitment (the “Commitment Letter”) for debt financing (the “Financing”) in connection with the Offer and the Merger. The Financing shall be used by Buyer and Merger Sub, and is sufficient , to consummate the Offer and the Merger and to pay the Offer Price with respect to the maximum number of shares of Company Common Stock outstanding as of the date of this Agreement on a fully-diluted basis (calculated as set forth in Annex A) and to refinance all debt of the Company that is or could be required to be purchased or becomes, or could be declared, due and payable as a result of the Offer and the Merger or the financing thereof and to pay all related fees and expenses. A true, accurate and complete copy of the Commitment Letter has been provided to the Company and is attached hereto as Exhibit B. The Commitment Letter is in full force and effect, and have not been amended, modified, withdrawn, terminated or replaced. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a breach or failure to satisfy a condition precedent on the part of Buyer or Merger Sub under the Commitment Letter that has not been waived or remedied to the satisfaction of the lenders under the Commitment Letter, within 30 days of the date of occurrence or such breach or failure to satisfy a condition precedent.

4.5 Operations of Merger Sub. Merger Sub is a direct wholly owned Subsidiary of Buyer that was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, and Merger Sub has engaged in no business activity, has conducted no operations and has incurred no liability, other than in connection with the transactions contemplated by this Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Buyer and Merger Sub that, except as set forth in the disclosure schedule delivered by the Company to Buyer prior to the execution of this Agreement (the “Company Disclosure Schedules”) (it being understood that disclosure in one section shall be deemed to be disclosure for any other section as to which the applicability is reasonably apparent from the face of the disclosure) or in the Company SEC Documents filed prior to the date of this Agreement:

5.1 Organization and Qualification. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation. The Company (a) has all requisite power and authority to own or lease, and operate its assets and properties, and to carry on its businesses as now conducted, and as currently proposed to be conducted and (b) is duly qualified or licensed to do business and is in good standing in all jurisdictions in which it owns or leases property or in which the conduct of its businesses requires it to so qualify or be licensed, except where the failure to have such power or authority, or failure to be so qualified or licensed would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. The Company is not in default in the performance, observance or fulfillment of any provision of its articles of incorporation, as amended (the “Company Articles Of Incorporation”), or its by-laws, as in effect on the date of this Agreement (the “Company By-Laws”).

5.2 Subsidiaries. Each Subsidiary of the Company is a corporation duly incorporated or an entity duly organized, and is validly existing and in good standing under the laws of its jurisdiction of incorporation or organization. Each Subsidiary of the Company (a) has all powers and authority and all governmental licenses, authorizations, consents and approvals required to own, lease and operate its assets and to carry on its business as now conducted and (b) is duly qualified or licensed to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property owned, leased or operated by it or the nature of its activities makes such qualification or license necessary, except where the failure to have such power or authority, or the failure to be so qualified or licensed would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. The Company is not subject to any material obligation or requirement to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Subsidiary. The Company owns, directly or indirectly, each of the outstanding shares of capital stock (or other ownership interests having by their terms ordinary voting power to elect a majority of directors or others performing similar functions with respect to such Subsidiary) of each of the Company’s Subsidiaries. Each of the outstanding shares of capital stock of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and is owned, directly or indirectly, by the Company free and clear of all Liens. There are no outstanding subscriptions, options, warrants, puts, calls, agreements, understandings, claims or other commitments or rights of any type relating to the issuance, sale, purchase, repurchase or transfer of any securities of any of the Company’s Subsidiaries, nor are there outstanding any securities that are convertible into or exchangeable for any shares of capital stock of any of the Company’s Subsidiaries, and neither the Company nor any of its Subsidiaries has any obligation of any kind to issue any additional securities of any of the Company’s Subsidiaries. Except for interests in the Subsidiaries, neither the Company nor any of its Subsidiaries has any ownership interest in any entity.

5.3 Capitalization.

(a) The total authorized capital stock of the Company consists solely of (i) 200,000,000 shares of common stock, par value $0.02 per share, 44,124,706 shares of which are issued and outstanding as of the date of this Agreement, including 259,360 shares that are to be issued in connection with the Company’s joint plan of reorganization confirmed by the Bankruptcy Court on September 20, 2001 (the “Reorganization Plan” and, such shares, “Bankruptcy Shares”), and excluding 1,872,185 shares of which are held by the Company in its treasury, and (ii) 10,000,000 shares of preferred stock, par value $0.01 per share, none of which are issued as of the date of this Agreement. As of the date hereof, 2,159,107 shares of Company Common Stock were reserved for issuance pursuant to the Company’s 2001 Stock Option Plan, no shares of Company Common Stock reserved for issuance pursuant to the Company’s 2001 Stock Incentive Plan and 4,563,358 shares of Company Common Stock were reserved for issuance pursuant to the Company’s 2004 Performance Incentive Plan. As of the date hereof, 2,159,107 shares of Company Common Stock are underlying outstanding stock options granted under the Company Stock Plans and 254,278 shares of restricted Company Common Stock are outstanding pursuant to grants under the Company Stock Plans. The Company has made available to Buyer accurate and complete copies of all Company Stock Plans and employee stock purchase plans and other similar arrangements pursuant to which the Company or any of its Subsidiaries has ever granted or has assumed or been obligated to assume, Company Options, stock purchase rights or other equity-based rights, which options, stock purchase rights or other equity-based rights are outstanding as of the date hereof and the forms of all Company Stock Plans and employee stock purchase plans and other similar arrangements evidencing such Company Options and stock purchase rights and other equity-based rights. There are no shares of capital stock of the Company of any other class authorized, issued or outstanding. No shares of capital stock of the Company are owned by any Subsidiary of the Company. Notwithstanding anything contained in this Agreement to the contrary, the representations contained in this Section 5.3(a) shall not be qualified, limited or modified in any respect by any disclosure contained in the Company Disclosure Schedules or the Company SEC Documents.

(b) Each outstanding share of Company Common Stock is duly authorized and validly issued, fully paid and nonassessable and has not been issued in violation of any preemptive or similar rights.

(c) Except for the Company’s obligations under the Rights Agreement (as defined below) and the rights issued pursuant thereto and except as set forth in this Section 5.3, there are currently no outstanding, and, except as permitted pursuant to Section 6.4 or the exercise or cancellation of options outstanding as of the date hereof in accordance with their terms, as of the Closing Date, there will be no outstanding subscriptions, options, warrants, puts, calls, agreements, understandings, claims or other commitments or rights of any type relating to the issuance, sale, repurchase or transfer of any securities of the Company, nor are there any outstanding securities that are convertible into or exchangeable for any shares of Company capital stock, and neither the Company nor any of its Subsidiaries has any obligation of any kind to issue any additional securities or to pay for or repurchase any securities of the Company or its predecessors. The Company has not agreed to register any securities under the Securities Act of 1933, as amended (together with the rules and regulations thereunder, the “Securities Act”), or under any state securities law or granted registration rights to any Person. There are no outstanding stock-appreciation rights, security-based performance units, “phantom” stock or other security rights or other agreements, arrangements or commitments of any character (contingent or otherwise) pursuant to which any Person is or may be entitled to receive any payment or other value based on the revenues, earnings or financial performance, stock price performance or other attribute of the Company or any of its Subsidiaries or assets or calculated in accordance therewith (other than ordinary course payments or commissions to sales representatives of the Company or pursuant to the 2004 Incentive Compensation Plan as in effect as of the date of this Agreement). There are no voting trusts, proxies or other agreements or understandings to which the Company or any of its Subsidiaries is a party or is bound with respect to the voting of any shares of capital stock of the Company.

(d) No bonds, debentures, notes or other indebtedness of any type of the Company having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which holders of capital stock of the Company may vote are issued or outstanding.

5.4 Constituent Documents. True and complete copies of the Company Articles of Incorporation and all amendments thereto, and the Company By-Laws as amended and currently in force (or other organizational documents, as applicable) have been furnished or made available by the Company to Buyer for inspection.

5.5 Corporate Power and Authority. The Company has all requisite corporate power and authority to enter into and deliver this Agreement, to perform its obligations under this Agreement and, subject to receipt of the Company Shareholders Approval (as defined below), if required, to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Company have been duly authorized by all necessary corporate action on the part of the Company, subject to the Company Shareholders Approval, if required by Applicable Law. This Agreement has been duly executed and delivered by the Company and, assuming due execution by Buyer and Merger Sub, constitutes the legal, valid and binding obligation of the Company enforceable against it in accordance with its terms, except to the extent that enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws affecting enforcement of creditors’ rights generally, and by general principles of equity (regardless of whether enforcement is considered in a proceeding at law or in equity).

5.6 No Violation.

(a) Neither the execution and delivery by the Company of this Agreement, nor consummation by the Company of the transactions contemplated hereby, will (i) violate or result in a breach of any provisions of the Company Articles of Incorporation or Company By-Laws (or other organizational documents, as applicable) of the Company or any of its Subsidiaries, (ii) result in a breach or violation of, or default under, any of the Company Stock Plans, or any grant or award made under any of the foregoing or under any other agreement, plan or arrangement providing for employee compensation or benefits, (iii) violate, conflict with, result in a breach of, constitute a default (with notice or lapse of time or both) or require any consent under, result in the termination, or in a right of termination or cancellation of, accelerate the performance required by, result in the triggering of any payment or other obligations pursuant to, result in the creation of any Lien, except for Permitted Encumbrances, upon any of the properties of the Company or any of its Subsidiaries under, or result in being declared void, voidable or without further binding effect, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust or any license, franchise, permit, lease, contract, agreement or other instrument, commitment or obligation to which the Company or any of its Subsidiaries is a party, or by which the Company or any of its Subsidiaries or any of their respective properties is bound or affected, or (iv) conflict with or violate, in any respect, any law, regulation, judgment, injunction, Order (as defined below) or decree binding upon or applicable to the Company or any of its Subsidiaries; except, in the case of clauses (ii), (iii) and (iv) above, any such items as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b) The execution and delivery by the Company of this Agreement does not, and the performance and consummation of this Agreement and the transactions contemplated hereby will not, require the Company or any of its Subsidiaries to obtain any approval of any Person or approval of, observe any waiting period imposed by or make any filing with or notification to or seek any approval or authorization from, any Governmental Authority, other than (i) actions, if any, required by the HSR Act, except for actions required by the HSR Act taken prior to the date hereof, (ii) the Company Shareholders Approval, if required, (iii) registrations or other actions required under United States federal and state securities laws as are contemplated by this Agreement, (iv) the filing of a certificate of merger, or, if permitted, a certificate of ownership and merger, pursuant to the PBCL, (v) Consents of any Governmental Entity, the failure of which to obtain or make would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and (vi) actions required under the Pennsylvania Takeover Disclosure Law, 70 Pa C.S. Section 71, et seq. (the “PA Takeover Disclosure Law”).

5.7 Compliance with Laws.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) each of the Company and its Subsidiaries is in compliance with all applicable laws, statutes, rules, regulations, policies or guidelines promulgated, or judgments, decisions or Orders entered by any Governmental Authority (collectively, “Applicable Laws”) relating to the Company or any of its Subsidiaries or any of their respective businesses or properties and (ii) no investigation or review by any Governmental Authority with respect to the Company or any of its Subsidiaries is pending or threatened, nor has any Governmental Authority indicated to the Company or any of its Subsidiaries an intention to conduct the same.

(b) The Company and each of its officers and directors are in compliance with, and have complied, in all material respects, with (i) the applicable provisions of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated under such Act (the “Sarbanes-Oxley Act”) or the Exchange Act and (ii) the applicable listing and corporate governance rules and regulations of the National Association of Securities Dealers. There are no outstanding loans made by the Company or any of its Subsidiaries to any executive officer (as defined under Rule 3b-7 under the Exchange Act) or director of the Company. Since the enactment of the Sarbanes-Oxley Act, neither the Company nor any of its Subsidiaries has made any loans to any executive officer or director of the Company or any of its Subsidiaries. Each Company SEC Document that was required to be accompanied by the certifications required to be filed or submitted by the Company’s principal executive officer and principal financial officer pursuant to the Sarbanes-Oxley Act was accompanied by such certification and, at the time of filing or submission of each such certification, to the knowledge of the Company, such certification was true and accurate and complied with the Sarbanes-Oxley Act.

5.8 Licenses; Permits; Compliance.

(a) The Company and its Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders necessary to own, lease and operate its properties and to carry on its business as it is now being conducted (collectively, the “Company Permits”), except for failures to so possess as would not reasonably be expected to have a Material Adverse Effect on the Company. There is no suit, arbitration, inquiry, prosecution, claim, action, proceeding, hearing, notice of violation, demand letter or investigation by, of, in or before any Governmental Authority (an “Action”), pending or, to the knowledge of the Company, threatened, regarding any of the Company Permits, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. The Company and its Subsidiaries are not in conflict with, or in default or violation of, in any respect, any of the Company Permits, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company,

(i) all necessary approvals from Governmental Authorities for all drug and device products that are manufactured, distributed and/or sold by the Company and its Subsidiaries have been obtained, and the Company and its Subsidiaries are in compliance with the most current form of each applicable approval with respect to the manufacture, storage, transportation, distribution, promotion and sale by the Company and its Subsidiaries of such products;

(ii) none of the Company, its Subsidiaries, nor any officer, employee or agent of the Company or its Subsidiaries (during the term of such individual’s employment by the Company or while acting as an agent of the Company) has made any untrue statement of a material fact or fraudulent statement to the United States Food and Drug Administration (the “FDA”) or any other Governmental Authorities, or failed to disclose a material fact required to be disclosed to the FDA or other Governmental Authorities; and

(iii) none of the Company, its Subsidiaries, or any officer, or, to the knowledge of the Company, employee or agent of the Company (during the term of such individual’s employment by the Company or while acting as an agent of the Company) nor its Subsidiaries or Affiliates has been convicted of any crime, or engaged in any conduct, for which debarment or similar punishment is mandated or permitted by any Applicable Laws.

(c) To the extent necessary to operate the Company’s business as it is now being conducted, the Company and its Subsidiaries are certified for participation and reimbursement under Titles XVIII and XIX of the Social Security Act (the “Medicare And Medicaid Programs” and, together with such other similar federal, state or local reimbursement or governmental programs for which the Company and its Subsidiaries are eligible, the “Government Programs”) and have current provider agreements for such Government Programs and, except where the failure to so have would not have, individually or in the aggregate, a Material Adverse Effect on the Company, with such private non-governmental programs, including any private insurance program under which they, directly or indirectly, are presently receiving payments (such non-governmental programs, the “Private Programs”).

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, there is no pending or threatened Action by any Governmental Authority (i) to revoke, cancel, suspend, modify in any respect or refuse to renew any of the Company Permits or (ii) that could adversely affect the ability of the Company and/or its Subsidiaries to participate in any Government Programs or Private Programs. Neither the Company nor any of its Subsidiaries has received any notice of any Action pending or recommended by any Governmental Authority having jurisdiction over any of the Company Permits or the Government Programs or the Private Programs either to revoke, withdraw or suspend any license, right or authorization, or to terminate the participation of the Company or any of its Subsidiaries in any of the Government Programs or the Private Programs.

(e) Each of the Company and its Subsidiaries has timely filed all reports and billings required to be filed by it prior to the date hereof in accordance with the Government Programs and the Private Programs, all fiscal intermediaries and other insurance carriers and all such reports and billings are complete and accurate in all material respects and have been prepared in compliance with all Applicable Laws governing reimbursement and payment claims in all material respects.

5.9 Institutional Pharmacy Business. The Company beneficially owns or has a valid leasehold interest in each Company pharmacy utilized by the Company or its Subsidiaries in connection with its pharmacy business. No other Person has any beneficial ownership or interest in or to any such pharmacy, nor does any other Person have any right or option to acquire any beneficial ownership or interest in or to any such pharmacy.

5.10 SEC Documents; Company Financial Statements. The Company has filed with the SEC all forms, reports, schedules, statements and other documents required to be filed by it since October 1, 2003 under the Exchange Act or the Securities Act (such documents, as supplemented and amended since the time of filing, collectively, the “Company SEC Documents”). The Company SEC Documents, including any financial statements or schedules included in the Company SEC Documents, at the time filed (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively, and, in the case of any Company SEC Document amended or superseded by a filing prior to the date of this Agreement, then on the date of such amending or superseding filing) (a) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and (b) complied, in all material respects, with the applicable requirements of the Exchange Act and the Securities Act, as the case may be. The consolidated financial statements of the Company included in the Company’s SEC Documents at the time filed (and, in the case of registration statements, on the dates of effectiveness and, in the case of any Company SEC Document amended or superseded by a filing prior to the date of this Agreement, then on the date of such amending or superseding filing) complied, in all material respects, with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), and fairly present in all material respects (subject, in the case of unaudited statements, to normal adjustments) the consolidated financial position (in the case of statements of financial position) of the Company and its consolidated Subsidiaries as at the dates thereof and the consolidated results of their operations and cash flows (in the case of statements of income and cash flows, respectively) for the periods then ended. None of the Company’s Subsidiaries is subject to the periodic reporting requirements of the Exchange Act or required to file any form, report or other document with the SEC, the Nasdaq Stock Market, Inc.’s National Market, any stock exchange or any other comparable Governmental Authority.

5.11 Real Estate.

(a) The Company or one of its Subsidiaries holds good and marketable fee title to all real property and interests in real property owned in fee by the Company or its Subsidiaries (the “Owned Real Property”), free and clear of any Liens, except for Permitted Encumbrances. As used herein, the term “Permitted Encumbrances” means (i) Liens for Taxes (as defined below) not yet due and payable or for Taxes the validity of which is being contested in good faith and for which adequate reserves have been established in accordance with GAAP, (ii) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other like Liens arising in the ordinary course of business that are not material in amount and other Liens imposed by Applicable Law, (iii) easements, rights-of-way, encroachments, restrictions, conditions and other similar encumbrances of record or incurred or suffered in the ordinary course of business, (iv) Liens disclosed in the consolidated balance sheet of the Company as of March 31, 2005 or notes thereto or securing liabilities disclosed on the balance sheet of the Company as of March 31, 2005 or (v) other immaterial Liens incurred in the ordinary course of business which do not materially impair use of the related asset as presently used in the business of the Company and its Subsidiaries.

(b) All leases pursuant to which the Company or any of its Subsidiaries leases real property are valid and effective and in accordance with their respective terms, and there is not, under any such lease, any existing default or event of default by the Company or its Subsidiaries (or event that, with notice or lapse of time or both, would constitute a default by the Company or its Subsidiaries), except where such default would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. To the knowledge of the Company, the Company has all permits or license necessary to use its leased material real property.

(c) As of the date hereof, there are no condemnation proceedings pending or threatened against the Company or threatened with respect to any portion of the Owned Real Property and the leased real property.

5.12 Intellectual Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) the Company is the sole owner of, free and clear of any Lien (other than Permitted Encumbrances), or has a valid license to (without the payment of any royalty, except with respect to off-the-shelf software and otherwise on commercially reasonable terms standard in the relevant industry), all U.S. and non-U.S. trademarks, service marks, logos, trade, assumed, d/b/a and corporate names, Internet domain names and the goodwill of the business connected with and symbolized by any of the foregoing, patents, copyrights, computer software (including all information systems, data files and databases, source and object codes, user interfaces, manuals and other specifications and documentation related thereto and all intellectual property and proprietary rights incorporated therein), whether or not registered, web sites and related items, and all trade secrets, research and development, know-how and any other information of a confidential or proprietary nature, and all other proprietary and intellectual property rights and information, including all grants, registrations and applications relating to any of the foregoing (collectively, the “Proprietary Rights”) used or held for use in, and necessary or advisable for, the conduct of the business of the Company as it is now being conducted (such Propriety Rights owned by or licensed to the Company, collectively, the “Company Proprietary Rights”), (ii) the rights of the Company in the Company Proprietary Rights are valid and enforceable, (iii) the Company has not received a written demand, claim, notice or inquiry from any Person in respect of the Company Proprietary Rights which challenges, threatens to challenge or inquires as to whether there is any basis to challenge, the validity of, or the rights of the Company in, any of the Company Proprietary Rights, and the Company has no knowledge of any basis for any such challenge, (iv) the business of the Company as currently operated does not violate or infringe any Proprietary Rights of any other Person and (v) to the knowledge of the Company, no Person is violating or infringing any of the Company Proprietary Rights. The Company and its Subsidiaries have taken in all material respects all reasonably necessary steps in accordance with normal industry practice to protect the Proprietary Rights.

5.13 Information Technology.

(a) Except as would not have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company IT Systems are in sufficiently good working condition to effectively perform all information technology operations necessary for the conduct of the business of the Company.

(b) The Company has taken all reasonable steps to provide for the back-up and recovery of the data and information critical to the conduct of the business of the Company (including such data and information that is stored on magnetic or optical media in the ordinary course) without material disruption to, or material interruption in, the conduct of the business of the Company. The Company has all necessary rights to use data or information and corresponding analyses generated therefrom in the conduct of their business, except as would not have a Material Adverse Effect.

(c) For purposes of this Section 5.13, “Company IT Systems” shall mean any and all information technology and computer systems (including software, firmware, hardware and other equipment and embedded software) relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information whether or not in electronic format, which technology and systems are used in the conduct of the business of the Company.

5.14 Contracts.

(a) As of the date hereof, neither the Company nor any of its Subsidiaries is a party to or bound by (i) any “material contract” (as such item is defined in Item 601(b)(10) of Regulation S-K), (ii) any joint venture agreement and (iii) other than the Pharmacy Agreement with Medco Health Solutions, Inc., a true and complete copy of which has been provided to Buyer prior to the date hereof, any agreement which does or may establish the terms under which the Company or any of its Subsidiaries will receive payment for providing products or services to the sponsors or beneficiaries of any Part D plan (as such term is defined at 42 C.F.R. Section 423.4), including any Part D plan which has not, as of the date hereof, been approved by the Centers for Medicare and Medicaid Services as a Part D plan, but for which such approval is being sought. Prior to the date hereof, the Company has provided to Buyer access to substantially all of the customer or provider agreements to which the Company or any of its Subsidiary is a party to or bound by. As of the date hereof, to the Company’s actual knowledge (without inquiry), neither the Company nor any of its Subsidiaries is a party to, or bound by, any written or oral non-competition agreement or any other agreement or arrangement that may limit or otherwise materially restrict the Company or any of its Subsidiaries or their respective Affiliates or any successor thereto, or that would, after the Effective Time, limit or restrict Buyer or any of its Affiliates (including the Surviving Corporation) or any successor thereto, from engaging or competing in any line of business currently engaged in, or proposed to be engaged in, by the Company or any of its Subsidiaries in any geographic area or with respect to any customer or potential customer. For purposes of this Agreement, the types of agreements or arrangements described in this Section 5.14(a) are collectively referred to as “Company Agreements.”

(b) Each of the Company Agreements is a valid and binding obligation of the Company or one of its Subsidiaries and, to the knowledge of the Company, the valid and binding obligation of each other party thereto. Neither the Company nor any of its Subsidiaries is or is alleged to be nor, to the knowledge of the Company, is any other party thereto, in breach or violation of or in default in respect of, any Company Agreements, except for any breach, violation or default which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

5.15 Insurance. The Company presently has in effect insurance policies that are, in all material respects, of the type and in amounts that are customary, adequate and suitable in relation to the business, assets and liabilities of the Company or its Subsidiaries, and are consistent with past practice and all premiums due thereunder have been paid. As of the date hereof, neither the Company nor any of its Subsidiaries have received written notice of cancellation of any such insurance policy or insurance policies representing a material portion of the Company’s overall insurance coverage.

5.16 Litigation. As of the date hereof, (i) there is no litigation or proceeding, including any arbitration proceeding, in law or in equity, and there are no proceedings or governmental investigations before any commission or other administrative authority, pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, (ii) there is no judgment, decree, injunction, rule or Order of any court, governmental department, commission, agency, instrumentality or arbitrator applicable to the Company or any of its Subsidiaries (iii) there is no Action, suit, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, which (A) seeks to restrain, enjoin or delay consummation of the Offer or the Merger or any of the other transactions contemplated hereby or (B) seeks damages in connection therewith, and (iv) no Order of any type referred to in Section 7.1(b) has been entered or issued., except, in the case of clauses (i), (ii) and subclause (B) of clause (iii), as would not reasonably be expected to have a Material Adverse Effect on the Company.

5.17 Taxes.

(a) As used in this Agreement: (i) the term “Taxes” means: (A) all federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, ad valorem, alternative minimum, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, excise, severance, stamp, occupation, estimated, premium, property, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever imposed by any Governmental Authority (a “Taxing Authority”) responsible for the imposition, collection or administration of any such taxes, fees, assessments or charges, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, and (B) any liability for any amount described in the immediately preceding clause (A) as a result of being a transferee or successor, by contract or otherwise, as a result of being or having been a member of an affiliated, consolidated or combined group, including under Treasury Regulations Section 1.1502-6 or similar state, local or foreign law, or pursuant to a tax indemnity, tax sharing or other contract, agreement, arrangement or understanding; (ii) the term “Returns” means all returns, declarations, reports, statements and other documents (including any related or supporting information, schedules or exhibits) filed or required to be filed in respect of Taxes, including any amendment with respect thereto; and (iii) the term “Code” means the Internal Revenue Code of 1986, as amended.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company: (i) the Company and its Subsidiaries have timely filed, or have caused to be timely filed, with the appropriate Taxing Authorities all Returns required to be filed, and such Returns are correct and complete, (ii) neither the Company nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any Return, (iii) all Taxes of the Company and its Subsidiaries (whether or not shown or required to be shown on any Return) that have become due or payable have been fully and timely paid, or proper accruals pursuant to GAAP have been established with respect thereto, (iv) there are no current or pending audits or examinations of any Return relating to the Company or any of its Subsidiaries, and no such audits or examinations have been proposed in a writing delivered to the Company, (v) no waivers of statutes of limitation with respect to Returns or the assessment of Taxes have been given by the Company or any of its Subsidiaries (or with respect to any Return which a Taxing Authority has asserted should have been filed by the Company or any of its Subsidiaries) which waivers are still in effect, (vi) all deficiencies asserted or assessments made against the Company or any of its Subsidiaries as a result of any examinations have been fully paid, or an adequate reserve therefor has been established in accordance with GAAP, (vii) the accruals and reserves for unpaid Taxes of the Company or any of its Subsidiaries (excluding any reserve for deferred Taxes established to reflect timing differences between book and tax income) set forth or included in the financial statements included in the most recent Company SEC Document are adequate in accordance with GAAP to cover all Taxes accrued through the date thereof, (viii) the Company has no liability for Taxes incurred after the most recent Company SEC Document other than Taxes incurred in the ordinary course of business, (ix) there are no Liens for any Tax upon any of the assets or properties, real or personal, tangible or intangible, of the Company or any of its Subsidiaries, other than Liens for real and personal property Taxes that are not yet due and payable or for Taxes the validity of which is being contested in good faith and for which adequate reserves have been established in accordance with GAAP, (x) the Company and its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party and (xi) to the knowledge of the Company, no Person has taken any action or failed to take any action, and neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will result in any action or inaction on the part of any Person, that would reasonably be expected to cause any statement or representation made by the Company in writing to the Internal Revenue Service (“IRS”) in connection with the Ruling (as defined below) to be untrue and thereby cause any ruling in the Ruling to be revoked or invalid.

(c) The Company has provided Buyer with true and complete copies of the IRS private letter ruling dated September 30, 2003 and the supplemental private letter ruling dated May 24, 2005 relating to the distribution by the Company of the stock of Genesis HealthCare Corporation and certain related transactions (collectively, the “Ruling” ). The Ruling has not been otherwise supplemented, modified or revoked (in whole or in part) and the Company has not applied for any other supplemental private letter rulings with respect to the Ruling, and to the knowledge of the Company the Ruling is in full force and effect, in each case as of the date hereof.

(d) Except as described in the Ruling and except for distributions between members of the consolidated group of which the Company is the common parent, neither the Company nor, to the knowledge of the Company, any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock occurring after October 2, 2001 that was intended to qualify for tax-free treatment under Section 355 of the Code.

5.18 Employee Benefit Matters.

(a) True and complete copies have been provided or made available to Buyer of all material (i) “employee benefit plans,” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA, and each other employment, consulting, severance, change in control, salary continuation, bonus, incentive, insurance, retention, retirement, deferred compensation, vacation, sick leave, health, medical, vision, disability, life, stock purchase, stock option or other compensatory plans, policies, agreements or arrangements that (A) are maintained, contributed to or required to be contributed to by the Company or any of its Subsidiaries and (B) cover any employee or former employee, consultant, director or other service provider of the Company or any of its Subsidiaries (collectively, the “Plans”) (or, in the case of a material unwritten Plan, a written description thereof), including, but not limited to, any trust instruments and insurance contracts forming a part of any Plan, and all amendments thereto; (ii) the most recent annual reports (Series 5500 and all schedules thereto), if any, required under ERISA or the Code in connection with each Plan or related trust; (iii) the most recent determination letters received from the IRS, if any, for each Plan and related trust which is intended to satisfy the requirements of Section 401(a) of the Code; and (iv) the most recent summary plan description together with the most recent summary of material modifications, if any, required under ERISA with respect to each Plan. Except as specifically provided in the foregoing documents delivered to Buyer, there are no material amendments to any Plan that have been adopted or approved by the Company or any of its Subsidiaries that are not reflected in the applicable Plan and neither the Company nor any of its Subsidiaries have undertaken to or committed to make any such amendments or to establish, adopt or approve any new Plan.

(b) The IRS has issued a favorable determination letter with respect to each Plan intended to qualify under Section 401(a) of the Code and the related trust that has not been revoked, and, to the knowledge of the Company, no existing circumstances and no events have occurred that could adversely affect the qualified status of any such Plan or the related trust. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, each Plan has been administered in compliance, in all respects, with its terms and with the requirements of Applicable Law, including, but not limited to, ERISA, the Code, and all necessary filing, reporting and disclosure requirements under Applicable Law.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, with respect to any Employee Plan covered by Title I of ERISA, no non-exempt transaction prohibited by Section 406 of ERISA or Section 4975 of the Code has occurred which will cause the Company to incur any liability under ERISA or the Code. The Company does not sponsor or contribute to any “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA. None of the Company, any Subsidiary of the Company nor any entity that, in the past six years, together with the Company or any Subsidiary of the Company, would be treated as a single employer under Section 414 of the Code (an “ERISA Affiliate”) (during the period that any such entity was an ERISA Affiliate) has (i) maintained, sponsored or been required to contribute to a plan subject to Title IV of ERISA or Section 412 or 4971 of the Code or (ii) been required at any time or is required currently to contribute to any “multiemployer plan” (as defined in Section 3(37) of ERISA).

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) neither the Company nor any of its Subsidiaries is obligated under any employee welfare benefit plan as described in Section 3(1) of ERISA (a “Welfare Plan”) to provide life, health, medical, death or other welfare benefits with respect to any employee or former employee (or their beneficiaries or dependents) of the Company, any of its Subsidiaries or their respective predecessors after termination of employment, except as required under Section 4980B of the Code or Part 6 of Title I of ERISA or other Applicable Law, (ii) the Company and its Subsidiaries have each complied, in all respects, with the notice and continuation coverage requirements, and all other requirements, of Section 4980B of the Code and Parts 6 and 7 of Title I of ERISA, and the regulations thereunder, and any other Applicable Law with respect to each Welfare Plan that is, or was during any taxable year for which the statute of limitations on the assessment of federal income Taxes remains open, by consent or otherwise, a group health plan within the meaning of Section 5000(b)(1) of the Code and (iii) no Welfare Plan that is a group health plan, which is maintained, contributed to or required to be contributed to by the Company or any of its Subsidiaries, is a self-insured plan.

(e) There are no pending or, to the Company’s knowledge, threatened, claims, lawsuits, arbitrations or audits asserted or instituted against any Plan, any fiduciary (as defined by Section 3(21) of ERISA) thereto, the Company, any of its Subsidiaries or any employee or administrator thereof in connection with the existence, operation or administration of any Plan, other than routine claims for benefits.

(f) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company (i) all contributions required to be made to any Plan by Applicable Law or by any Plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Plan, for any period through the date hereof have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the Company’s financial statements, (ii) all reports, returns and similar documents required to be filed with any Governmental Authority or distributed to any plan participant have been duly and timely filed or distributed and (iii) all amounts that the Company is legally or contractually required to deduct from the salaries of its employees have been duly paid into the appropriate fund or funds.

(g) Except with respect to Company Stock Plans or bonus plans, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby shall (either alone or in conjunction with any other event (which event would not alone have an effect described in the following clauses (i) through (iii))) (i) cause or result in the accelerated vesting, funding or delivery of, or increase the amount or value of, any material payment or benefit to any employee, consultant, director or other service provider of the Company or any of its Subsidiaries, (ii) cause or result in the funding of any Plan or (iii) cause or result in a limitation on the right of the Company or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Plan or related trust.

5.19 Labor Matters. Neither the Company nor any of its Subsidiaries is a party to any labor or collective bargaining agreement and no employees of the Company or any of its Subsidiaries are represented by any labor organization with respect to their employment with the

Company or any of its Subsidiaries. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) there are no controversies, strikes, work stoppages, slowdowns, lockouts, arbitrations or other labor disputes pending or, to the knowledge of the Company, threatened between the Company or any of its Subsidiaries and any representatives (including unions and any bargaining unit) of any of their employees, (ii) to the knowledge of the Company, there are no organizational efforts presently being made involving any of the presently unorganized employees of the Company or any of its Subsidiaries and (iii) there are no pending or, to the knowledge of the Company, threatened complaints, charges or claims against the Company or any of its Subsidiaries brought or filed with any Governmental Authority, arbitrator or court based on, arising out of, in connection with or otherwise relating to the employment or termination of employment by the Company or any of its Subsidiaries of employees or other Persons providing services to or on behalf of the Company or any of its Subsidiaries. The Company and its Subsidiaries are in material compliance with the terms of all collective bargaining agreements to which they are a party and all Applicable Laws to which the Company, its Subsidiaries and the employees or other Persons providing services to or on behalf of the Company or any of its Subsidiaries, as the case may be, is subject relating to the employment of labor or engagement of other service providers, including all such Applicable Laws relating to wages, hours, employment standards, WARN Act, collective bargaining, immigration, discrimination, civil rights, safety and health, and workers’ compensation.

5.20 Environmental Matters.

(a) To the knowledge of the Company, there has been no material release of any Hazardous Material (as defined below) in connection with the current or former properties or operations of the Company or its Subsidiaries and there has been no material exposure of any Person or property to any Hazardous Material in connection with the current or former properties, operations and activities of the Company or its Subsidiaries.

(b) For purposes of this Agreement, “Environmental Laws”) means all Laws relating to pollution or protection of human health or the environment (including ambient air, surface water, groundwater, land surface or subsurface strata), including laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or industrial, toxic or hazardous substances or wastes (collectively, “Hazardous Materials”) into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as all authorizations, codes, decrees, demands or demand letters, injunctions, judgments, licenses, notices, orders, permits, plans or regulations issued, entered, promulgated or approved thereunder.

5.21 Affiliated Transactions.

(a) There are no Company Agreements or other material transactions or agreements between the Company or any of its Subsidiaries, on the one hand, and any (a) officer or director of the Company or of any of its Subsidiaries, (b) record or beneficial owner of five percent or more of any class of the voting securities of the Company or (c) affiliate of any such officer, director or beneficial owner, on the other hand.

(b) Neither the Company nor any of its Subsidiaries has, directly or indirectly, guaranteed or assumed any indebtedness for borrowed money or otherwise for the benefit of an Affiliate of the Company and, since September 30, 2004, neither the Company nor any of its Subsidiaries has made any payment to, or engaged in any transaction with, an Affiliate of the Company, or any affiliate of any such Affiliate of the Company, other than pursuant to Plans and other than reimbursement for or advancement of routine expenses.

5.22 Absence of Certain Changes or Events. Since March 31, 2005, (a) the Company and its Subsidiaries have conducted their businesses in the ordinary course of business consistent with past practice, (b) there has been no Material Adverse Effect on the Company and (c) neither the Company nor any of its Subsidiaries has taken any action, or failed to take an action, which if such action or failure occurred during the period from the date of this Agreement to the Closing Date would constitute a breach or violation of clauses (ii) through (iv), (vi), (viii) through (x), and (xix) through (xxii) of Section 6.4(a).

5.23 Brokers. No broker, finder or investment banker (other than the Company Financial Advisor, the fees and expenses of which will be paid by the Company), is entitled to any brokerage, finder’s or other fee or commission or expense reimbursement in connection with the transactions contemplated by this Agreement based upon arrangement made by or on behalf of the Company or any of its Affiliates. A true, correct and complete copy of the engagement agreement with the Company Financial Advisor has been delivered to Buyer prior to the date hereof.

5.24 Opinion of Financial Advisor. The Board received the oral opinion, to be confirmed in writing, of the Company Financial Advisor to the effect that, as of the date of this Agreement and subject to the factors and assumptions in the written opinion, the Offer Price and the Merger Consideration to be received by the Company Shareholders are fair, from a financial point of view, to such Company Shareholders. Following the execution of this Agreement and delivery of the written opinion by the Company Financial Advisor to the Company, the Company will provide a copy of such opinion to Buyer, and, as of the date hereof, such opinion has not been withdrawn or revoked or otherwise modified in any material respect.

5.25 State Takeover Statutes. Prior to the date of this Agreement, the Company has taken all actions required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby and thereby from the provisions of Sections 2538 through 2588, inclusive, of the PBCL (including Subchapter 25F of the PBCL), and accordingly, those sections do not apply to the Offer, the Merger or any of the other transactions contemplated hereby. To the Company’s knowledge, except for the PA Takeover Disclosure Law, no other “control share acquisition,” “fair price” or other anti-takeover laws or regulations enacted under state or federal laws in the United States apply to this Agreement or any of the transactions contemplated hereby.

5.26 Rights Agreement. Prior to the date of this Agreement, the Company has taken all action necessary or appropriate to amend its Rights Agreement, dated as of November 18, 2003, between the Company and StockTrans, Inc. (the “Rights Agreement” and such amendment, the “Rights Agreement Amendment”) so that the execution of this Agreement and the consummation of the transactions contemplated hereby, including the Offer and the Merger, and thereby do not and will not result in the ability of any person to exercise any rights or enable or require such rights to separate from the shares of the Company’s capital stock to which they are attached or to be triggered or become exercisable. The Company has made available to Buyer a copy of the Rights Agreement Amendment.

5.27 Required Shareholder Vote; Board Approval. The Board, at a meeting duly called and held, on July 5, 2005, by the unanimous vote of its members, (i) determined that this Agreement and the transactions contemplated by this Agreement are advisable and fair to and in the best interests of the Company and (ii) resolved to recommend that the holders of shares of Company Common Stock, if required, approve and adopt this Agreement and the transactions contemplated by this Agreement, including the Offer and the Merger (the “Company Board Recommendations”). The affirmative vote of a majority of the votes cast by the holders of the outstanding shares of the Company Common Stock, voting together as a single class (the “Company Shareholders Approval”), is the only vote necessary, if any vote of the Company Shareholders is required under Applicable Law, of the holders of any class or series of stock of the Company necessary to adopt this Agreement and approve the transactions contemplated by this Agreement.

5.28 No Undisclosed Liabilities. Except for liabilities and obligations (a) set forth, accrued, reserved or otherwise reflected in the balance sheet of the Company as of March 31, 2005 included in the Company SEC Documents (or referred to in the notes thereto), (b) that are immaterial in amount and incurred in the ordinary course of business consistent with past practice since March 31, 2005 or (c) that would not reasonably be expected to have a Material Adverse Effect on the Company, neither the Company nor any of its subsidiaries has any liabilities (whether known, unknown, accrued, contingent, absolute, determined, determinable or otherwise).

5.29 Customers; Suppliers.

(a) The Company and its Subsidiaries have not received any written notice (or are otherwise aware) that any party intends to cancel any contract or materially reduce the level of business it conducts with the Company and its Subsidiaries.

(b) With respect to any of the contracts applicable to the provision of pharmacy services by the Company and its Subsidiaries to Facilities owned, operated, managed or leased by or otherwise affiliated with Buyer or any Subsidiary or Affiliate of Buyer, the pharmacy services provided by the Company and its Subsidiaries, in terms of price, terms and conditions, quality, timeliness and scope, are in accordance with the “prudent buyer principle” set forth in 42 C.F.R. §413.9 and in Provider Reimbursement Manual §2103 and otherwise Applicable Laws, and the Company’s and its Subsidiaries’ charges for pharmacy services do not exceed those that a prudent buyer would pay for such services.

(c) Neither the Company nor any of its Subsidiaries or Affiliates owns, operations, manages or leases any Facility that is a customer of the Company or any of its Subsidiaries.

5.30 Certain Healthcare Legal Matters.

(a) The Company and its Subsidiaries and all of their respective officers, directors, employees, consultants or agents have complied, in all material respects, with all Applicable Laws to which they are subject with respect to healthcare regulatory matters (including The Social Security Act, as amended, Sections 1128, 1128A and 1128B, 42 U.S.C. Sections 1320a-7, 7(a) and 7(b), including Criminal Penalties Involving Medicare or State Health Care Programs, commonly referred to as the “Federal Anti-Kickback Statute” and The Social Security Act, as amended, Section 1877, 42 U.S.C. Section 1396b (Payment to States), 42 U.S.C. Section 1395nn (Prohibition Against Certain Referrals), commonly referred to as the “Stark Statute,” the statute commonly referred to as the “Federal False Claims Act,” the Health Insurance Portability and Accountability Act of 1996, and the regulations issued pursuant thereto and all statutes and regulations relating to the possession, distribution, maintenance and documentation of controlled substances) (collectively, “Healthcare Laws”).

(b) No officers, directors, and, to the knowledge of the Company, employees, consultants or agents have been convicted of, charged with or investigated for a Medicare, Medicaid or other Federal Health Care Program (as defined in 42 U.S.C. § 1320a-7b(f)) and any healthcare program operated by or financed, in whole or in part, by any state or other governmental jurisdiction, including the Federal Medicare Program and each state Medicaid program (collectively, “Health Care Program”) related offense, or convicted of, charged with or investigated for a violation of federal or state law relating to fraud, theft, embezzlement, breach of fiduciary responsibility, financial misconduct, obstruction of an investigation or controlled substances. No officers, directors or, to the knowledge of the Company, employees, consultants or agents have been excluded or suspended from participation in Medicare, Medicaid or any other Health Care Program, or have been debarred, suspended or are otherwise ineligible to participate in federal programs. No officers, directors, and, to the knowledge of the Company, employees, consultants or agents have committed any offense which may reasonably serve as the basis for any such exclusion, suspension, debarment or other ineligibility. To the knowledge of the Company, neither the Company nor any of its Subsidiaries have arranged or contracted with any individual or entity that is suspended, excluded or debarred from participation in, or otherwise ineligible to participate in, a Health Care Program or other federal program.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) there are no pharmaceutical or other products now being sold or distributed or services provided by the Company or any of its Subsidiaries which would require any approval of any governmental or administrative body, whether federal, state, local or foreign, prior to commercial distribution of such products, for which approval has not been obtained and (ii) all pharmaceutical or other products now being distributed or services provided by the Company and its Subsidiaries and all products included in the inventory of the Company and its Subsidiaries complies with applicable legal requirements of all jurisdictions in which such pharmaceutical or other products are now being distributed or such services are now being provided.

(d) Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company or any of its Subsidiaries, any of their respective Affiliates, nor, to the knowledge of the Company or any of its Subsidiaries, any relatives of any officers, managers or employees of the Company or any of its Subsidiaries, (i) have or have had any ownership, leasehold or other interest, whether direct or indirect, in any customer of the Company or any of its Subsidiaries,

(ii) are or have been employed in any sales or management position, whether directly or indirectly, by any customer of the Company or any of its Subsidiaries, or (iii) are or have been able to influence (through any relationship or otherwise) the purchase or procurement of any pharmacy services or related products by any customer from the Company or any of its Subsidiaries.

ARTICLE VI

COVENANTS

6.1 Reasonable Efforts, Notification.

(a) Each of Buyer and the Company shall reasonably cooperate with the other party in connection with resolving any investigation or other inquiry of any such agency or other Governmental Authority under any Antitrust Laws (as defined below) with respect to any such filing or any such transaction. To the extent not prohibited by Applicable Laws, each party to this Agreement shall use reasonable efforts to furnish to each other all information required for any application or other filing to be made pursuant to any Applicable Laws in connection with the transactions contemplated by this Agreement. Each party to this Agreement shall give the other parties to this Agreement reasonable prior notice of any communication with, and any proposed understanding, undertaking, or agreement with, any Governmental Authority regarding any such filings or any such transaction. None of the parties to this Agreement shall independently participate in any meeting, or engage in any substantive conversation, with any Governmental Authority in respect of any such filings, investigation, or other inquiry without giving the other parties to this Agreement prior notice of the meeting and, to the extent permitted by such Governmental Authority, the opportunity to attend and/or participate. The parties to this Agreement will consult and reasonably cooperate with one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party to this Agreement in connection with proceedings under or relating to the HSR Act or other Antitrust Laws. The parties acknowledge that the applicable waiting periods under the HSR Act have expired or been terminated.

(b) Each of Buyer and the Company shall use reasonable efforts to resolve such objections, if any, as may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement, under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other United States federal or state or foreign statues, rules, regulations, orders, decrees, administrative or judicial doctrines or other laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, “Antitrust Laws”). In connection therewith, if any Action is instituted (or threatened to be instituted) challenging any transactions contemplated by this Agreement as inconsistent with or violative of any Antitrust Law, each of Buyer and the Company shall reasonably cooperate and use reasonable efforts to contest and resist such Action, and to have vacated, lifted, reversed or overturned any Order whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, delays or restricts consummation of the transactions contemplated by this Agreement, including by pursuing all available administrative and judicial appeals and all available legislative action.

6.2 Notices; Updates.

(a) Buyer shall, promptly upon receiving knowledge thereof, deliver to the Company written notice of any event or development that would (or would reasonably be expected to) result in any Offer Condition or condition set forth in Article VII not to be satisfied by the next expected Offer expiration date. No such disclosure shall be deemed to avoid or cure any such misrepresentation or breach.

(b) The Company shall, promptly upon receiving knowledge thereof, deliver to Buyer written notice of any event or development that would (or would reasonably be expected to) result in any Offer Condition or condition set forth in Article VII not to be satisfied by the next expected Offer expiration date. No such disclosure shall be deemed to avoid or cure any such misrepresentation or breach.

6.3 Acquisition Proposals.

(a) From and after the date of this Agreement until the earlier of the time at which Buyer’s designees shall constitute at least seventy-five percent (75%) of the members of the Board or the termination of this Agreement in accordance with its terms, the Company shall not, nor shall it permit any of its Subsidiaries to, nor shall the Company authorize or permit any of its officers, directors or employees to, and shall use reasonable efforts to cause any investment banker, financial advisor, attorney, accountant, or other representatives retained by them or any of their respective Subsidiaries not to, directly or indirectly: (i) solicit, initiate, or encourage (including by way of furnishing information) or knowingly facilitate or induce any inquiry with respect to, or the making, submission or announcement of, any proposal that constitutes, or would reasonably be expected to result in, a proposal or offer for an Acquisition Proposal, (ii) participate in any discussions or negotiations regarding, or furnish to any Person any nonpublic information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, an Acquisition Proposal, (iii) approve, endorse or, subject to Section 6.8(b), recommend any Acquisition Proposal, or (iv) enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to any Acquisition Proposal or transaction contemplated thereby.

(b) Promptly (and in no event later than 24 hours) following receipt of an Acquisition Proposal or any request for nonpublic information or inquiry that the Company reasonably believes could lead to an Acquisition Proposal, the Company shall provide Buyer with oral and written notice of the material terms and conditions of such Acquisition Proposal, request or inquiry and the identity of the Person making any such Acquisition Proposal, request or inquiry and a copy of all written materials provided in connection with such Acquisition Proposal, request or inquiry. After the notification provided for in the preceding sentence, the Company shall thereafter provide Buyer, as promptly as practicable, with oral and written notice setting forth all such information as is reasonably necessary to keep Buyer informed in all material respects of the status and details (including material amendments or proposed material amendments) of any such Acquisition Proposal, request or inquiry and shall promptly provide to Buyer a copy of all written materials subsequently provided in connection with such Acquisition Proposal, request or inquiry.

(c) The Company shall, and shall cause its Subsidiaries to, immediately cease and cause to be terminated, and shall use reasonable efforts to cause its officers, directors, employees, investment bankers, consultants, attorneys, accountants, agents and other representatives to, immediately cease and cause to be terminated, all discussions and negotiations, if any, that have taken place prior to the date hereof with any Persons with respect to any Acquisition Proposal and, upon request by Buyer, shall request the return or destruction of all confidential information provided to any such Person.

(d) The foregoing notwithstanding, the Company and Board may (i) prior to the Acceptance Date, furnish nonpublic information to, or enter into discussions with, any Person in connection with an unsolicited bona fide Acquisition Proposal by such Person if and only to the extent that (A) the Company is not then in breach of its obligations under this Section 6.3, (B) the Board determines in good faith (after consultation with its legal and financial advisors) that such Acquisition Proposal is, or is reasonably likely to result in, a Superior Proposal (as defined below) and (C) prior to furnishing such nonpublic information to, or entering into discussions or negotiations with, such Person, the Board receives from such Person an executed confidentiality agreement containing confidentiality and stand still provisions that are not less restrictive on such Person than Non-Disclosure Agreement or (ii) comply with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act with regard to an Acquisition Proposal.

(e) The Company (i) agrees not to release any Person from, or waive any provision of, or fail to enforce, any standstill agreement or similar agreement to which it is a party related to, or that could affect, an Acquisition Proposal and (ii) acknowledges that the provisions of clause (i) are an important and integral part of this Agreement.

(f) “Acquisition Proposal” means any offer or proposal for, or any indication of interest in, any (i) direct or indirect acquisition or purchase of the Company or any of its Subsidiaries that constitutes 25% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole; (ii) direct or indirect acquisition or purchase of 25% or more of the voting power of the Company; (iii) tender offer or note exchange offer that, if consummated, would result in any Person beneficially owning 25% or more of the voting power of the Company; or (iv) merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company, other than the transactions contemplated by this Agreement. “Superior Proposal” means a bona fide written Acquisition Proposal (except that references in the definition of the “Acquisition Proposal” to “25%” should be replaced by “50%”), on terms that the Board determines in good faith (after consultation with its financial advisors and taking into account all of the terms and conditions of the Acquisition Proposal and this Agreement deemed relevant by the Board, including any break-up fees, expense reimbursement provisions, conditions to and expected timing and risks of consummation, and the ability of the party making such proposal to obtain financing for such Acquisition Proposal and taking into account all other legal, financial, regulatory and all other aspects of such proposal) are more favorable to the persons to whom it owes fiduciary duties under Applicable Laws than the Offer and the Merger.

6.4 Conduct of the Company’s Operations. Except as otherwise expressly contemplated by this Agreement, set forth in the Company Disclosure Schedule or with the prior written consent of Buyer, until such time as Buyer’s designees shall constitute at least seventy-five percent (75%) of the members of the Board, the Company shall conduct its operations in the ordinary course consistent with past practice, and shall use reasonable efforts to maintain and preserve its business organization and its material rights and maintain relationships with customers, suppliers, lessees, licensees and other third parties).

(a) Without limiting the generality of the foregoing, during the period from the date of this Agreement until the Acceptance Date, the Company and each of its Subsidiaries shall not, except as otherwise expressly contemplated by this Agreement as set forth in the Company SEC Documents filed prior to the date hereof or the Company Disclosure Schedule, without the prior written consent of Buyer:

(i) do or effect any of the following actions with respect to its securities: (A) adjust, split, combine or reclassify its capital stock, (B) except in the ordinary course of business (including in connection with the exercise of Company Options or Restricted Shares), make, declare or pay any dividend or distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock (other than dividends or distributions from a Subsidiary of the Company to the Company or another Subsidiary) or any securities or obligations convertible into or exchangeable for any shares of its capital stock, (C) grant any person any right or option to acquire any shares of its capital stock, (D) issue, deliver or sell or agree to issue, deliver or sell any additional shares of its capital stock or any securities or obligations convertible into or exchangeable or exercisable for any shares of its capital stock or such securities (except pursuant to the exercise of Company Options that are outstanding as of the date hereof) or (E) enter into any agreement, understanding or arrangement with respect to the sale, voting, registration or repurchase of the Company capital stock;

(ii) make or propose any changes in its articles of incorporation, by-laws or other similar governing documents;

(iii) modify, extend the term or forgive or cancel any outstanding loans owed to the Company or any of its Subsidiaries by any current or former directors, officers, employees consultants or independent contractors of such entities;

(iv) other than in the ordinary course of business, enter into any transaction with any director or executive officer of the Company or any of its Subsidiaries or any immediate family member of any such director or executive officer;

(v) enter into any Company Agreement or any other agreement, commitment or transaction, or agree to enter into any such agreement or transaction, or modify or extend any such agreement or transaction, involving payments by the Company in excess of $250,000 individually or $1,000,000 in the aggregate, including a purchase, sale, lease, other disposition of assets or capital stock (including securities of Subsidiaries).

(vi) except with respect to joint ventures of other partnerships of the Company in the ordinary course of business consistent with past practice (both in scope and amount), make any loans, advances or capital contributions to, or investments in, any other Person;

(vii) apply any of its assets or properties to the direct or indirect payment, discharge, satisfaction or reduction of any amount payable, directly or indirectly, to or for the benefit of any Affiliate or Related Party (as defined below) or enter into any transaction with any Affiliate or Related Party (except for payment of salary and other customary expense reimbursements made in the ordinary course of business to Related Parties who are employees, directors or consultants of the Company or its Subsidiaries);

(viii) grant or make any mortgage or pledge or subject itself or any of its material assets or properties to any material Lien, except Permitted Encumbrances;

(ix) except as required in accordance with GAAP, revalue any of its assets, including writing down the value of its inventory or writing off notes or accounts receivable, other than in the ordinary course of business;

(x) pursuant to or within the meaning of any bankruptcy law, (A) commence a voluntary case, (B) consent to the entry of an order for relief against it in an involuntary case, (C) consent to the appointment of a custodian of it or for all or substantially all of its property or (D) make a general assignment for the benefit of its creditors;

(xi) other than in the ordinary course of business consistent with past practice under existing lines of credit, incur, create, assume or otherwise become liable for any material indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible or liable for the obligations of any other Person (other than transactions solely between the Company and one or more Subsidiaries or between Subsidiaries and the Company);

(xii) create any Subsidiaries;

(xiii) except with respect to annual salary increases in the ordinary course of business consistent with past practice (both in scope and amount) (A) except to the extent required by Applicable Law or by written agreements existing on the date of this Agreement that have been disclosed or made available to Buyer, grant or announce any stock option, equity or incentive awards or the increase in the salaries, bonuses or other compensation and benefits payable by the Company or any of its Subsidiaries to any of the employees, officers, directors, consultants, agents, independent contractors or other individual service providers of the Company or any of its Subsidiaries or (B) hire any new employees, except in the ordinary course of business consistent with past practice with respect to employees with an annual base and incentive compensation opportunity not to exceed $150,000, (C) except to the extent required by Applicable Law or by written agreements existing on the date of this Agreement that have been disclosed or made available to Buyer, pay or agree to pay any pension, retirement allowance, termination or severance pay, bonus or other employee benefit not required by any existing Plan or other agreement or arrangement in effect on the date of this Agreement to any employee, officer, director, consultant, agent, independent contractor or other individual service provider of the Company or any of its Subsidiaries, whether past or present, (D) except to the extent required by Applicable Law or by written agreements existing on the date of this Agreement that have been disclosed or made available to Buyer, enter into or amend any contracts of employment or any consulting, bonus, severance, retention, retirement or similar agreement except for agreements for newly hired employees in the ordinary course of business consistent with past practice with an annual base and incentive compensation opportunity not to exceed $150,000 or (E) except as required to ensure that any Plan is not then out of compliance with Applicable Law, enter into or adopt any new, or materially increase benefits under or renew or amend any existing, Plan or benefit arrangement or any collective bargaining agreement;

(xiv) change any method, practice or principle of financial accounting, except to the extent required by Applicable Laws, GAAP or good financial accounting principles;

(xv) settle any Actions, whether now pending or made or brought after the date of this Agreement involving, individually or in the aggregate, an amount in excess of $200,000;

(xvi) modify, amend or terminate, or waive, release or assign any material rights or claims, or fail to exercise a right of renewal, with respect to, any Company Agreements, any contract relating to the provision of pharmacy products or services, any other material contract to which the Company or a Subsidiary is a party or any confidentiality agreement to which the Company or a Subsidiary is a party;

(xvii) make any change to the terms of payment or payment practices that, individually or in the aggregate, amounts to a material change to the terms of payment or payment practices with respect to a non-de minimis portion (by dollar value or number of customers or number of suppliers) of the Company’s accounts receivable or accounts payable;

(xviii) incur, make or commit to any material capital expenditures not provided for in the Company’s annual capital expenditures budget, which has been approved by the Board prior to the date of this Agreement;

(xix) fail to use reasonable efforts to collect the Company’s outstanding receivables;

(xx) generate, create or allow any receivables other than in the ordinary course of business consistent with past practice;

(xxi) other than with respect to transactions between the Company and its Subsidiaries or between two (2) or more of the Company’s Subsidiaries, make any payments in respect of policies of directors’ and officers’ liability insurance (premiums or otherwise) other than premiums paid in respect of its current policies not in excess of the amount paid prior to the date of this Agreement and reimbursement for or advancement of routine expenses or renewal policies so long as the amount of insurance is not increased over existing limits;

(xxii) make any payment to, or engage in any transaction with, or guarantee or assume any obligation or indebtedness of, or relieve any obligation to the Company or any of its Subsidiaries of, any Affiliate of the Company, or any affiliate of any such Affiliate of the Company, other than pursuant to Plans (to the extent permissible in light of clause (xiii) of this Section 6.4);

(xxiii) except as required by Applicable Laws (A) make, revoke or amend any Tax election or change any Tax accounting method, practice or principle, (B) settle or compromise any claim or assessment with respect to Taxes, (C) execute any consent to any waivers extending the statutory period of limitations with respect to the collection or assessment of any Taxes, or (D) amend any Returns, in each case, in a manner that is materially adverse to the Company and its Subsidiaries, taken as a whole;

(xxiv) apply for any supplemental private letter rulings with respect to the Ruling;

(xxv) other than pursuant to this Agreement, enter into any transaction involving complete or partial liquidation, dissolution, merger, consolidation, joint venture, license agreement, restructuring, recapitalization, reorganization or otherwise alter the corporate structure of the Company or any of its Subsidiaries (other than transactions solely between the Company and one or more of its Subsidiaries or between Subsidiaries of the Company); or

(xxvi) authorize, announce an intention to, commit or agree in writing or otherwise to take any of, the foregoing actions.

6.5 The Company Shareholders Meeting. If the Company Shareholders Approval is required by Applicable Law, the Company shall, as promptly as practicable following the expiration of the Offer, take all action in accordance with the United States federal securities laws, the PBCL and the Company Articles of Incorporation and the Company By Laws necessary to duly call, give notice of, convene and hold a special meeting of the Company Shareholders, to be held on the earliest reasonably practicable date determined in consultation with Buyer, for the purpose of obtaining the Company Shareholders Approval (the “Company Shareholders Meeting”). Once the Company Shareholders Meeting has been called and noticed, the Company shall not postpone or adjourn (other than for the absence of a quorum and then only to the next possible future date) the Company Shareholders Meeting without Buyer’s written consent. The Board shall submit this Agreement to the Company Shareholders, whether or not the Board at any time changes, withdraws or modifies the Company Board Recommendation. The Company shall solicit from the Company Shareholders proxies in favor of the Merger and shall take all other action necessary or advisable to secure the vote or consent of the Company Shareholders required by the PBCL and the Company Articles of Incorporation and Company By-Laws to authorize and adopt this Agreement and the Merger. Without limiting the generality of the foregoing, (i) the Company agrees that its obligation to duly call, give notice of, convene and hold a meeting of the holders of Company Common Stock, as required by this

Section 6.5, shall not be affected by the withdrawal, amendment or modification of the Company Board Recommendation and (ii) the Company agrees that its obligations pursuant to this Section 6.5 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Acquisition Proposal or Superior Proposal. Buyer agrees to be present at the Company Shareholder Meeting with respect to all shares of Company Common Stock owned by Buyer or its Affiliates and to vote or cause to be voted all such shares in favor of the Merger. Notwithstanding the foregoing, in the event that Buyer, Merger Sub or any other subsidiary of Buyer shall acquire at least 80% of the outstanding shares of Company Common Stock pursuant to the Offer and the Merger may be effected pursuant to Section 1924(b)(ii) of the PBCL (a “Short-Form Merger”), the parties hereto agree to take all necessary and appropriate action to cause the Merger to become effective on the Acceptance Date as promptly as practicable after the acceptance for payment of and payment for the shares of Company Common Stock by Merger Sub pursuant to the Offer without Company Shareholders Meeting, in accordance with the PBCL.

6.6 Access. From the date hereof until the time at which Buyer’s designees shall constitute at least seventy-five (75%) of the members of the Board, the Company shall afford to representatives of Buyer reasonable access during normal business hours to its offices and books and records, and its officers and representatives, during normal business hours, as Buyer may reasonably request; provided, however, that such investigation shall be upon reasonable notice, shall not unreasonably disrupt the personnel and operations of the Company and shall be subject to Applicable Laws. All requests for access to the offices or books and records relating to the Company shall be made to such representatives of the Company as the Company shall designate, who shall be solely responsible for coordinating all such requests and all access permitted hereunder. Neither Buyer nor its representatives shall contact any of the employees, customers or suppliers of the Company or its respective Affiliates in connection with the transactions contemplated hereby, whether in person or by telephone, mail or other means of communication, without the specific prior written authorization of such representatives of the Company as the Company may designate. All information disclosed by the Company to Buyer and its representatives shall be subject to the terms of the Non-Disclosure Agreement. No investigation conducted pursuant to this Section 6.6 shall affect or be deemed to modify any representation or warranty made in this Agreement.

6.7 Public Announcements. Unless otherwise required by Applicable Laws or by obligations pursuant to any listing agreement with or rules of any securities exchange, the Company shall consult with, and use reasonable efforts to accommodate the comments (including as to timing) of Buyer, and the Buyer shall consult with, and use reasonable efforts to accommodate the comments (including as to timing) of the Company before issuing any press release or otherwise making any public statement with respect to this Agreement or the transactions contemplated hereby; provided, however, that neither Buyer nor Merger Sub shall issue any statement to employees or customers of the Company prior to the Effective Time without the prior written consent of the Company (which consent shall not unreasonably withheld).

6.8 Proxy/Information Statement; Other Filings; Board Recommendations.

(a) If the Company Shareholders Approval is required by Applicable Law, the Company shall, as soon as practicable following the Acceptance Date, prepare and file with the SEC the Proxy/Information Statement. The Company will respond promptly to any comments of the SEC and will cause the Proxy/Information Statement to be mailed to the Company Shareholders at the earliest practicable time following expiration of the Offer. As promptly as practicable after the date of this Agreement, each of the Company and Buyer will prepare and file any other documents required to be filed by it under the Exchange Act, the Securities Act or any other federal, state, foreign or Blue Sky or related laws relating to the Merger and the transactions contemplated by this Agreement (the “Other Filings”). The Company shall cause the Proxy/Information Statement to comply, in all material respects, with the applicable provisions of the Exchange Act and the rules and regulations promulgated thereunder. Prior to such filing, the Company shall afford Buyer a reasonable opportunity to review and comment on the proposed form of the Proxy/Information Statement and give due consideration to any Buyer comments. The Company will notify Buyer promptly upon the receipt of any comments from the SEC or its staff or any other government officials and of any request by the SEC or its staff or any other government officials for amendments or supplements to the Proxy/Information Statement or any Other Filings or for additional information and will supply the Buyer with copies of all correspondence between the Company or any of its representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Proxy/Information Statement, the Merger or any Other Filing. Whenever any event occurs that is required to be set forth in an amendment or supplement to the Proxy/Information Statement or any Other Filing, the Company will promptly inform the Buyer of such occurrence and cooperate in filing with the SEC or its staff or any other Governmental Authority, and/or mailing to the Company Shareholders, such amendment or supplement.

(b) If the Proxy/Information Statement is required, the Company Board Recommendation shall be included in the Proxy/Information Statement, except that the Board of Directors of the Company may withdraw or modify in a manner adverse to Buyer such recommendation only if the Board of Directors of the Company determines, in good faith, after consultation with outside legal counsel, that such action is necessary in order for the directors of the Company to comply with their fiduciary duties to those Persons to whom the Board owes fiduciary duties under Applicable Laws.

6.9 Further Action. Subject to the terms and conditions of this Agreement and Applicable Laws, each of the parties hereto shall use reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement as soon as reasonably practicable, including promptly making their respective regulatory filings and thereafter make any other required submissions under, the HSR Act and applicable foreign antitrust laws and regulations with respect to the Offer and the Merger and such actions or things as any other party hereto may reasonably request in order to cause any of the conditions to such other party’s obligation to consummate such transactions specified in Article VII to be fully satisfied. Without limiting the generality of the foregoing, the parties shall (and shall cause their respective Subsidiaries, and use reasonable efforts to cause their respective Affiliates, directors, officers, employees, agents, attorneys, accountants and representatives, to) consult and fully cooperate with and provide reasonable assistance to each other in (i) the preparation and filing with the SEC of the Proxy/Information Statement (if required), and any necessary amendments or supplements to any thereof, (ii) seeking to have each such proxy statement cleared by the SEC as soon as reasonably practicable after filing, (iii) determining and obtaining all necessary consents, approvals, waivers, licenses, permits, authorizations, registrations, qualifications or other permission or action by, and giving all necessary notices to and making all necessary filings with and applications and submissions to, any Governmental Authority or other Person, (iv) lifting any permanent or preliminary injunction or restraining order or other similar Order issued or entered by any court or other Governmental Authority of competent jurisdiction, (v) providing all such information about such party, its Subsidiaries and its officers, directors and Affiliates and making all applications and filings as may be necessary or reasonably requested in connection with any of the foregoing, (vi) use reasonable efforts to obtain all consents under or with respect to, any Company Permit, contract, lease, agreement, purchase order, sales order or other instrument, where the consummation of the transactions contemplated hereby would be prohibited or constitute an event of default, or grounds for acceleration or termination, in the absence of such consent and (vi) in general, consummating and making effective the transactions contemplated hereby. Each of Buyer and the Company agrees, upon the other party’s reasonable request and to the extent it is legally able to do so, to use its commercially reasonable efforts to provide any documentation or make any filing as may be necessary to mitigate, reduce or eliminate any potential Tax with respect to the transactions contemplated by this Agreement.

6.10 Expenses. Whether or not the Offer or the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, except as otherwise expressly provided for herein.

6.11 Takeover Statutes. If any “fair price,” “moratorium,” “control share acquisition” or other form of anti-takeover statute or regulation shall become applicable to the transactions contemplated hereby, each of the Company, Buyer and Merger Sub and their respective members of their Boards of Directors shall, to the extent permitted by Applicable Law, grant such approvals to take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated herein and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated herein.

6.12 Directors’ and Officers’ Indemnification.

(a) The exculpation, indemnification and expense reimbursement provisions of the Company Articles of Incorporation, Company By-Laws, or any of Company’s Subsidiaries’ articles of incorporation and by-laws or similar organization documents as in effect as of the Acceptance Date shall not be amended, repealed or otherwise modified for a period of six (6) years from the Acceptance Date in any manner that would adversely affect the rights thereunder of individuals who on the Acceptance Date or at the Closing were directors, officers or employees of the Company or its Subsidiaries. All rights to indemnification, exculpation or expense reimbursement in respect of any Action, pending or asserted within such period shall continue until the disposition or resolution of such Action.

(b) Each of Buyer and the Surviving Corporation shall, to the fullest extent permitted under Applicable Laws, indemnify and hold harmless (and advance funds in respect of each of the foregoing) each present and former director, officer, employee and agent of the Company (each, together with such person’s heirs, executors or administrators, an “Indemnified Person”) against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any Action), arising out of, relating to or in connection with any action or omission occurring at, before or after the Acceptance Date or the Effective Time including acts or omissions in connection with such persons serving as an officer, director or other fiduciary in any entity if such service was at the request or for the benefit of the Company or any of its Subsidiaries) or the transactions contemplated hereby. In the event of any such Action, Buyer and the Company shall cooperate with the Indemnified Person in the defense of any such Action.

(c) For a period of six (6) years after the Acceptance Date, Buyer and Merger Sub shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained for the benefit of the Company (provided that Buyer and Merger Sub may substitute therefor third-party policies of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the Indemnified Persons, and which coverages and amounts shall be no less than the coverages and amounts provided at that time for Buyer’s and Merger Sub’s directors and officers) with respect to matters arising on or before the Closing; provided, however, that Buyer and Merger Sub shall not be required to pay annual premiums in excess of 300% of the last annual premium paid by the Company prior to the date of this Agreement, but in such case shall purchase as much coverage as reasonably practicable for such amount.

(d) In the event Buyer, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any person, then and in either such case, proper provision shall be made so that the successors and assigns of Buyer or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.12. The provisions of this Section 6.12 shall survive the consummation of the transactions contemplated hereby and expressly are intended to benefit each of the Indemnified Persons. Buyer shall pay all reasonable, documented out-of-pocket expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Person in enforcing the indemnity and other obligations provided in this Section 6.12.

6.13 Employee Benefits. (a) For a period of no less than eighteen (18) months following the Effective Time, Buyer shall provide or cause to be provided to the individuals who, immediately prior to the Effective Time, are employees of the Company or any of its Subsidiaries, and immediately following the Effective Time, continue to be employees of Buyer or any of its Subsidiaries (the “Company Employees”), compensation and employee benefits that are no less favorable in the aggregate than those provided by Buyer and its Subsidiaries to similarly situated employees of Buyer and its Subsidiaries. The preceding sentence shall not preclude Buyer or its Subsidiaries at any time following the Effective Time from terminating the employment of any Company Employee. Buyer shall honor, or shall cause to be honored, the terms of all employee benefit plans, policies, agreements and arrangements of the Company and its Subsidiaries (including those listed on Schedule 6.4 hereto), subject to the amendment and termination provisions of such plans, policies and arrangements, including, but not limited to, the

Company’s Severance Pay Plan, grantor trust (if any), and any employment, severance and change of control agreements to which the Company is a party and that have been made available to Buyer prior to the date hereof or are disclosed on the Company Disclosure Schedule.

(b) Each Company Employee shall be given credit for all service with the Company and its Subsidiaries and their respective predecessors under any employee benefit plans or arrangements of Buyer and its Subsidiaries, including any such plans providing vacation, sick pay, severance and retirement benefits maintained by Buyer in which such Company Employees participate for all purposes to the extent past service was recognized for such Company Employees under the comparable plans of the Company or any Subsidiary thereof immediately prior to the Effective Time, and to the same extent past service is credited under such plans or arrangements for similarly situated employees of Buyer. Notwithstanding the foregoing, nothing in this Section 6.13(b) shall be construed to require crediting of service that would result in (i) duplication of benefits, (ii) service credit for benefit accruals under a defined benefit pension plan or (iii) service credit under a newly established plan for which prior service is not taken into account for employees of Buyer and its Subsidiaries generally.

(c) Following the Effective Time, Buyer shall cause (i) the waiver of all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Company Employees under any such welfare benefits to the extent that such conditions, exclusions or waiting periods would not apply in the absence of such change and (ii) for the plan year in which the Closing Date occurs, the crediting of each Company Employee with any co-payments and deductibles paid prior to any such change in satisfying any applicable deductible or out-of-pocket requirements after such change.

(d) After the Closing Date, Buyer shall either cause the Company to become a participating employer in a 401(k) Plan of Buyer (the “New Savings Plan”), or to continue the NeighborCare, Inc. Retirement Plan and NeighborCare, Inc. Union 401(k) Plan (the “Company Savings Plan”) for the benefit of Company Employees. Provided that Buyer is reasonably satisfied consistent with the regulations under Section 401(a)(31) of the Code that the Company Savings Plans meet the requirements for qualification under Section 401(a) of the Code, the New Savings Plan shall accept direct rollovers from the Company Savings Plans of eligible rollover distributions (including outstanding loan balances) payable for the benefit of Company Employees who are employed by the Company as of the Closing Date. Subject to Buyer’s obligations under Section 6.14(a) hereof, nothing in this Section 6.13(d) shall prevent Buyer from amending or terminating the Company Savings Plans or New Savings Plans, at any time.

(e) Within sixty (60) days following the Acceptance Date, Buyer shall establish a retention bonus pool for employees of the Company and its subsidiaries who were employed as of the Effective Time in an amount at least equal to Ten Million Dollars ($10,000,000). A three (3)-person committee (the “Bonus Committee”), which shall include at least one (1) member who is a senior executive officer of the Company as of the date hereof, shall determine (acting by a majority vote) which the Company employees shall receive amounts from the pool (“Selected Employees”), and the amounts to be paid to such individuals. The Bonus Committee shall make such determinations within sixty (60) days from the Acceptance Date. The retention bonuses will be paid out based on continuous employment with Buyer at the later of March 31, 2006 or the date that is eight months after the Acceptance Date (such payment date, the “Retention Date”); provided that upon an earlier termination of any Selected Employee by the Company other than “for cause” (as such term is customarily defined in employment agreements), termination by the Selected Employee of his or her employment for good reason (if such employee is party to an employment agreement that permits good-reason terminations), or upon the Selected Employee’s death or disability, in each case prior to the Retention Date, then such Selected Employee shall receive his or her payment on the date such employment terminates (or upon death or disability). Employees who cease to be employed by the Company or any of its Affiliates prior to the date the allocations are determined by the Bonus Committee will be eligible to receive a retention bonus at the discretion of the Bonus Committee. The parties intend for this retention bonus pool to comply with section 409A of the Code and will structure it to so comply.

6.14 Company Board Recommendation. The Company Board Recommendation shall be included in the Schedule 14D-9, except that the Board may withdraw or modify in a manner adverse to Buyer such recommendation if required in order for the Company to remain in compliance with its obligations under the Exchange Act or if the Board determines, in good faith, after consultation with outside legal counsel, that such action is necessary in order for the directors of the Company to comply with their fiduciary duties to those Persons to whom the Board owes fiduciary duties under Applicable Laws.

6.15 Buyer Control of Merger Sub. Buyer will take all action necessary (a) to cause Merger Sub to perform its obligations under this Agreement and to consummate the Offer and the Merger on the terms and conditions set forth in this Agreement and (b) to ensure that, prior to the Effective Time, Merger Sub shall not conduct any business or make any investments other than as specifically contemplated by this Agreement.

6.16 Financing. Buyer shall use reasonable efforts to obtain the Financing on the terms and conditions described in the Commitment Letter, including using reasonable efforts to (a) negotiate definite agreements with respect thereto on terms and conditions contained therein, (b) satisfy all conditions applicable to Buyer in such definitive agreements, (c) comply with its obligations under the Commitment Letter, (d) enforce its rights under the Commitment Letter and (e) in the event the Commitment Letter is terminated prior to the Closing, obtain a renewal of, or a substitute for, the Commitment Letter on terms and conditions substantially comparable in all material respects to the terms and conditions contemplated in the Commitment Letter or on more favorable terms to Buyer. In the event any portion of the Financing becomes unavailable on terms and conditions comparable in all material respect to the terms and conditions contemplated in the Commitment Letter, Buyer shall use reasonable efforts to arrange to obtain any such portion from alternative sources on substantially comparable or not materially less favorable terms to Buyer. Buyer shall give the Company prompt notice on becoming aware of any material breach by any party of the Commitment Letter or any termination of the Commitment Letter. Buyer shall keep the Company reasonably informed of the status of its efforts to arrange the Financing.

6.17 Bankruptcy Shares. The Company shall use reasonable efforts to ensure that, as of the Effective Time, the Bankruptcy Shares are converted into the right to receive the Merger Consideration pursuant to the terms of the Merger and that no Person has any entitlement to or interest in the Bankruptcy Shares (other than the Merger Consideration payable with respect to the Bankruptcy Shares).

ARTICLE VII

CONDITIONS

7.1 Conditions. The respective obligations of Buyer and Merger Sub, on the one hand, and the Company, on the other hand, to consummate the Merger are subject to the satisfaction, at or prior to the Effective Time, of each of the following conditions:

(a) Shareholder Approval. If required under Applicable Laws because a Short-Form Merger is not available, the Company Shareholders Approval shall have been obtained.

(b) No Injunction. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other Order (whether temporary, preliminary or permanent) that is in effect and which has the effect of prohibiting or making illegal consummation of the Merger; provided, however, that this condition shall be waived by any party that fails to use, to the extent required pursuant to the terms hereof, reasonable efforts to prevent the entry of any such Order or to have any such Order overturned or injunction lifted, to the extent required pursuant to the terms of this Agreement.

(c) Purchase of Shares. Merger Sub shall have accepted for payment and paid for shares of Company Common Stock pursuant to the Offer in accordance with the terms hereof and without waiver of any Offer Condition other than any waiver consented to in writing by the Company.

(d) Orders. No Order of any Governmental Authority of competent jurisdiction that prohibits the consummation of the Merger and is binding upon any of the parties hereto and shall have been entered or enacted and remain in effect; provided, however, that this condition shall be waived by any party that fails to use, to the extent required pursuant to the terms hereof, reasonable efforts to prevent the entry of any such Order or to have any such Order overturned or injunction lifted.

ARTICLE VIII

TERMINATION

8.1 Termination. This Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the Company Shareholders):

(a) by mutual written consent of Buyer and the Company;

(b) by either Buyer or the Company, if there shall be any law or regulation that makes consummation of the Offer or the Merger illegal or otherwise prohibited, or if any Order of a court or other competent Governmental Authority enjoining Buyer or the Company from consummating the Offer or the Merger shall have been entered and such Order shall have become a Final Order (as defined below); provided that the Party seeking to terminate shall have used reasonable efforts to resist, resolve or lift, as applicable, such Order subject to the provisions of Section 6.1;

(c) by either Buyer or the Company, if the Acceptance Date shall not have occurred on or before January 5, 2006 (the “Outside Date”); provided that the right to terminate this Agreement under this Section 8.1(c) shall not be available to any party to this Agreement whose failure or whose Affiliate’s failure to perform any material covenant or obligation under this Agreement has been the cause of or resulted in the failure of the Offer and the Merger to occur on or before such date;

(d) by the Company if, prior to the Acceptance Date, Buyer shall have breached in any material respect any of its representations or warranties or failed to perform in any material respect any of its covenants or other agreements contained in this Agreement, which breach or failure to perform (i) is incapable of being cured by Buyer prior to the Outside Date and (ii) renders any of the Offer Conditions or any of the conditions in Article VII incapable of being satisfied prior to the Outside Date;

(e) by Buyer, if the Company shall have breached in any material respect any of its representations or warranties or failed to perform in any material respect any of its covenants or other agreements contained in this Agreement, which breach or failure to perform (i) is incapable of being cured by the Company prior to the Outside Date and (ii) renders any Offer Condition or any of the conditions set forth in Article VII incapable of being satisfied prior to the Outside Date;

(f) by Buyer, if (i)(A) the Board shall have withdrawn or changed or modified the Company Board Recommendation in a manner adverse to Buyer, (B) the Board shall have failed to include in the Schedule 14D-9 the Company Board Recommendation, (C) the Board of Directors of the Company shall have approved, or determined to recommend to the Company Shareholders that they approve, an Acquisition Proposal other than the Offer or the Merger or (D) the Company is in material breach of any of its obligations under Section 6.3(a) (after giving effect to Section 6.3(d)) and thereafter (ii) on the next scheduled expiration of the Offer, (A) the Offer Conditions referred to in clauses (c) and (d) of Annex A are satisfied, and (B) the Minimum Condition is not satisfied as of such scheduled expiration time; provided, however, that Buyer shall not be entitled to terminate this Agreement unless at such scheduled expiration time (x) there has been no Material Adverse Effect on Buyer, (y) Buyer has complied in all material respects with its obligations hereunder to be complied with prior to the scheduled expiration of the Offer expiration and (z) the conditions set forth in clauses (i), (ii), (iii) and (vi) of Section 1(d) of the Commitment Letter (without giving effect to any amendment and, in the case of clauses (i) and (ii) of Section 1(d) thereof, to the extent such conditions relate to Buyer and its Subsidiaries) are satisfied or waived by the lenders thereunder; or

(g) by the Company, if the Acceptance Date has not occurred prior to any scheduled Offer expiration date falling on or after October 31, 2005 (each such expiration date, the “Funding Condition Date”) and (i) on the Funding Condition Date all of the Offer Conditions, other than the Financing Condition, are satisfied, but Buyer fails to promptly accept and pay for shares of Company Common Stock validly tendered and not withdrawn or (ii) (A) on or prior to the Funding Condition Date, it shall have been publicly disclosed or widely reported publicly to the effect that the Financing Condition will not, or is not likely to be satisfied by the Funding Condition Date (and Buyer shall not, at least two (2) full Business Days prior to the Funding Condition Date have publicly affirmed (and not changed, modified or revoked such affirmation) that that it expects in good faith that the Financing Condition will be satisfied on the Funding Condition Date), and (B) on the Funding Condition Date all of the Offer Conditions, other than the Financing Condition and the Minimum Condition, are satisfied but Buyer fails to accept and pay for shares of Company Common Stock validly tendered and not withdrawn.

8.2 Effect of Termination and Abandonment.

(a) In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement, except for the provisions of this Section 8.2 and Section 9.14, shall become void and have no effect, without any liability on the part of any party to this Agreement or their respective directors, officers, or shareholders or Company Shareholders, as the case may be. Notwithstanding the foregoing, nothing in this Section 8.2 shall relieve any party to this Agreement of liability for willful breach; provided, however, that, if it shall be judicially determined that termination of this Agreement was caused by a willful breach of this Agreement, then, in addition to other remedies at law or equity for breach of this Agreement, the party to this Agreement found to have intentionally breached this Agreement shall indemnify and hold harmless the other parties to this Agreement for their respective out-of-pocket costs, fees and expenses of their counsel, accountants, financial advisors and other experts and advisors as well as fees and expenses incident to negotiation, preparation and execution of this Agreement and related documentation and Company Shareholders’ meetings and consents.

(b) If:

(i) Buyer shall terminate this Agreement pursuant to Section 8.1(f);

(ii) either Buyer or the Company shall terminate this Agreement pursuant to Section 8.1(c) or Buyer shall terminate this Agreement pursuant to Section 8.1(e); or

(iii) the Company shall terminate this Agreement pursuant to Section 8.1(g);

then, (x) in the case of a termination under clause (i) above, the Company shall reimburse Buyer and Merger Sub for up to Seven Million Five Hundred Thousand Dollars ($7,500,000) of the fees and expenses (including Attorneys’ fees) incurred by them in connection herewith and the transactions contemplated hereby (the “Buyer Expense Reimbursement”), which reimbursement shall be made in cash not later than the close of business on the Business Day following such termination; (y) in the case of a termination under clause (i) or (ii) above, if after the date hereof and prior to such termination any Person (other than Buyer, Merger Sub or their respective controlled Affiliates) shall have made a bona fide Acquisition Proposal that is received, or otherwise acted on, by the Board and within twelve (12) months after the termination of this Agreement, the Company enters into an agreement with respect to an Acquisition Proposal with any Person (other than Buyer, Merger Sub or their respective controlled Affiliates) or an Acquisition Proposal is consummated (it being understood that in the event that the Board recommends the acceptance by the Company Shareholders of a tender offer or exchange offer with respect to an Acquisition Proposal, such recommendation shall be treated as though an agreement with respect to an Acquisition Proposal had been entered into on such date), then the Company shall pay in cash to Buyer, not later than the date such agreement is entered into (or, if no agreement is entered into, the date such transaction is consummated), Fifty Five Million Two Hundred and Twenty Six Thousand Dollars ($55,226,000) (the “Buyer Termination Fee”), less, to the extent previously paid, the Buyer Expense Reimbursement; and (z) in the case of a termination under clause (iii) above, Buyer shall pay in cash to the Company, not later than the close of business on the Business Day following such termination, One Hundred Twenty Five Million Dollars ($125,000,000) (the “Company Termination Fee”). All payments and reimbursements made under this Section 8.2 shall be made by wire transfer of immediately available funds to an account specified by party entitled to such payment or reimbursement.

(c) Each of Buyer and the Company acknowledges and agrees that in the event Buyer or the Company, as the case may be, is entitled to receive the Buyer Termination Fee or the Company Termination Fee, respectively, the right of Buyer or the Company, as applicable, to receive such amount shall constitute such party’s sole and exclusive remedy for, and such amount shall constitute liquidated damages in respect of, any termination of this Agreement regardless of the circumstances giving rise to such termination.

(d) In the event of any termination of this Agreement as provided in this Article VIII, the Receiving Party shall return all documents and other materials received from the Disclosing Party relating to this Agreement or the transactions contemplated hereby, whether so obtained before or after the execution hereof, to that the Disclosing Party, and all Evaluation Materials (as such term is used in the Non-Disclosure Agreement) received by the Receiving Party or its Representatives shall be dealt with in accordance with the Non-Disclosure Agreement, which shall remain in full force and effect notwithstanding the termination of this Agreement. For purposes of this Agreement, the terms “Receiving Party,” “Disclosing Party” and “Representatives” shall have the respective meaning ascribed thereto in the Non-Disclosure Agreement.

8.3 Extension; Waiver. At any time prior to the Effective Time, Buyer (with respect to the Company) and the Company (with respect to Buyer and Merger Sub) by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of such party to this Agreement, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement and (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to this Agreement to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party to this Agreement.

ARTICLE IX

GENERAL PROVISIONS

9.1 Survival of Representations; Warranties and Agreements. None of the representations, warranties, covenants and agreements contained in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Acceptance Date, except (i) the agreements contained in Sections 2.4 (Conversion of Shares), 2.5 (Stock Options and Other Equity Awards), 2.6 (Exchange of Certificates Representing Company Common Stock), 2.7 (Taking of Necessary Action; Further Action), 6.10 (Expenses), 8.2 (Effect of Termination and Abandonment) and Articles III and IX shall survive the Merger. This section 9.1 shall not limit any covenant or agreement of the parties to this Agreement, which by its terms contemplates performance after the Effective Time or after termination of this Agreement.

9.2 Notices. All notices and other communications required or permitted hereunder will be in writing and, unless otherwise provided in this Agreement, will be deemed to have been duly given when delivered in person or when dispatched by electronic facsimile transfer (confirmed in writing by mail simultaneously dispatched) or one (1) Business Day after having been dispatched by a nationally recognized overnight courier service to the appropriate party at the address specified below:

If to Buyer or Merger Sub:

Omnicare, Inc.

100 East River Center Blvd.

Covington, Kentucky 41011

Telecopy No.: (859) 392-3360

Attention: Joel F. Gemunder

with a copy to:

Dewey Ballantine LLP

1301 Avenue of the Americas

New York, NY 10019

Telecopy No.: (212) 259-6333

Attention:  Morton A. Pierce, Esq.

                  Michael J. Aiello, Esq.

If to the Company:

NeighborCare, Inc. 601

East Pratt Street, 3rd Floor

Baltimore, MD 21202

Telecopy No.: (253) 390-6623

Attention: John F. Gaither, Jr., Esq.

with a copy to:

Wachtell, Lipton, Rosen & Katz

51 W. 52nd St.

New York, NY 10019

Telecopy No.: (212) 403-2000

Attention: Mark Gordon, Esq.

or to such other address or addresses as any such party may from time to time designate as to itself by like notice.

9.3 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties to this Agreement. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of and be enforceable by the parties hereto and their respective permitted successors and assigns.

9.4 Entire Agreement. This Agreement, including the documents and the instruments relating to the Merger referred to in this Agreement constitute the entire agreement among the parties to this Agreement and supersede all prior agreements, understandings and representations by or among the parties with respect to this Agreement, written or oral, with respect to the subject matter of this Agreement. No addition to or modification of any provision of this Agreement shall be binding upon any party hereto unless made in writing and signed by all parties hereto.

9.5 Amendment. This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors (other than an amendment to increase the Merger Consideration, which may be made by Buyer without further approval of the Company), at any time before or after approval of matters presented in connection with the Merger by the Company Shareholders, but after any such shareholder approval or authorization, no amendment shall be made which by law requires the further approval of the Company Shareholders without obtaining such further approval or authorization. Notwithstanding the foregoing, this Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

9.6 Applicable Law; Waiver of Jury Trial. This Agreement shall be governed by and construed under the laws of the State of New York (without regard to the conflict of law principles thereof). Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement or for recognition and enforcement of any judgment in respect thereof shall be brought and determined in the United States District Court for the Southern District of New York or if such legal action or proceeding may not be brought in such court for jurisdictional purposes, in the Supreme Court of the State of New York, New York County. Each of the parties hereto hereby (a) irrevocably submits with regard to any such action or proceeding to the exclusive personal jurisdiction of the aforesaid courts in the event any dispute arises out of this Agreement or any transaction contemplated hereby and waives the defense of sovereign immunity, (b) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or otherwise, (c) expressly waives any defense that such action is brought in an inconvenient forum and (d) agrees that it shall not bring any action relating to this Agreement or any transaction contemplated hereby in any court other than any New York state or federal court sitting in New York, New York. Each of the parties hereby waives trial by jury in any action to which they are parties involving, directly or indirectly, any matter in any way arising out of, related to or connected with this Agreement and the transactions contemplated hereby and thereby.

9.7 Counterparts. This Agreement may be executed in counterparts, which together shall constitute one and the same Agreement. The parties to this Agreement may execute more than one copy of this Agreement, each of which shall constitute an original.

9.8 Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. The headings, the table of contents and the index of defined terms contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes,” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” When a reference is made in this Agreement to the Company, such reference shall be deemed to include any and all of the Company’s Subsidiaries, individually and in the aggregate. In this Agreement, unless the context otherwise requires, words describing the singular number shall include the plural and vice versa, and words denoting any gender shall include all genders and words denoting natural persons shall include corporations and partnerships and vice versa. If the end date for any time period or deadline set in this Agreement shall fall on a weekend or legal holiday, then such end date or deadline shall be deemed to fall on the next Business Day following such weekend or holiday. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement. It is the intention of the parties that, to the extent possible, unless provisions are mutually exclusive and effect cannot be given to both or all such provisions, (i) the representations, warranties, covenants and closing conditions in this Agreement shall be construed to be cumulative; (ii) each representation, warranty, covenant and closing condition in this Agreement shall be given full separate and independent effect; and (iii) no limitation in any representation, warranty, covenant or closing condition shall be construed to limit any other representation, warranty, covenant or closing condition unless such limitation is expressly made applicable to such other representation, warranty, covenant or closing condition. No prior draft nor any course of performance or course of dealing shall be used in the interpretation or construction of this Agreement.

9.9 Extension; Waiver. Any party hereto may, by written notice to the other parties hereto, (a) extend the time for performance of any of the obligations of the other party under this Agreement, (b) waive any inaccuracies in the representations or warranties of the other party contained in this Agreement, (c) waive compliance with any of the conditions or covenants of the other party contained in this Agreement or (d) waive or modify performance of any of the obligations of the other party under this Agreement; provided that no such party hereto may, without the prior written consent of the other parties hereto, make or grant such extension of time, waiver of inaccuracies or compliance or waiver or modification of performance with respect to its representations, warranties, conditions or covenants hereunder. Except as provided in the immediately preceding sentence, no action taken pursuant to this Agreement will be deemed to constitute a waiver of compliance with any representations, warranties, conditions or covenants contained in this Agreement and will not operate or be construed as a waiver of any subsequent breach, whether of a similar or dissimilar nature.

9.10 Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Applicable Laws, and if the rights or obligations under this Agreement of the Company on the one hand and Buyer on the other hand will not be materially and adversely affected thereby, (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part hereof, (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

9.11 Specific Performance. The parties hereto agree that the transactions contemplated by this Agreement are unique and that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. Accordingly, each of the parties to this Agreement acknowledges and agrees that, in addition to all other remedies to which it may be entitled, each of the parties to this Agreement is entitled to a decree of specific performance; provided that such party to this Agreement is not in material default hereunder.

9.12 Third Party Beneficiaries. Except as provided in Section 6.12 (Directors’ and Officers’ Indemnification), nothing in this Agreement, express or implied, is intended or shall be construed to create any third-party beneficiaries.

9.13 Expenses. Subject to the provisions of Section 8.2, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party to this Agreement incurring such costs and expenses.

9.14 Certain Definitions. The following terms have the definitions given below:

(a) “Affiliate” means a Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person, and shall, without limitation, include any director or officer of the relevant Person;

(b) “Facility” means any nursing facility, assisted living facility, group home, family care facility, correctional facility, mental health facility, chemical rehabilitation facility, hospital and other long-term care or institutional facility.

(c) “Final Order” means an Order that has been granted by the relevant Governmental Authority as to which (i) no request for a stay or similar request is pending, no stay is in effect, the Order has not been vacated, reversed, set aside, annulled or suspended and any deadline for filing such request that may be designated by statute or regulation has passed, (ii) no petition for rehearing or reconsideration or application for review is pending and the time for the filing of any such petition or application has passed, (iii) the relevant Governmental Authority does not have the Order under reconsideration on its own motion and the time within which it may effect such reconsideration has passed and (iv) no appeal is pending, including other administrative or judicial review, or in effect and any deadline for filing any such appeal that may be designated by statute or rule has passed;

(d) “Governmental Authority” means any nation or government, any state or other political subdivision thereof or any entity (including a court) exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government;

(e) “Lien” means any mortgage, pledge, security interest, attachment, encumbrance, lien (statutory or otherwise), easements, rights-of-way, licenses, use restrictions, claims, charges, options, title defects option, conditional sale agreement, right of first refusal, first offer, termination, participation or purchase or charge of any kind, (including any agreement to give any of the foregoing).

(f) “Material Adverse Effect” means, (i) with respect to the Company, any change or effect that is materially adverse to the business, operations or financial condition of the Company and its subsidiaries, taken as a whole; provided, however, that no change or effect resulting from, relating to or arising in connection with any of the following shall be taken into account in determining the existence or possibility of a Material Adverse Effect with respect to the Company (except, in the cases of clauses (A) and (B), to the extent such change or effect has had a disproportionate effect on the Company and its Subsidiaries as compared to other persons in the industries in which the Company conducts business and except, in the case of clause (C), to the extent such change or effect results from, relates to or arises in connection with any breach of the representations and warranties contained in Section 5.17(b)(xi)): (A) changes or conditions generally affecting the U.S. economy or financial markets; (B) changes (including changes of law or regulation) or conditions generally affecting the industries in which the Company conducts business; (C) changes or effects since June 15, 2005 (the “Interest Date”), substantially resulting from, relating to or arising in connection with (1) the fact, existence or public awareness of Buyer’s offer to acquire the Company, (2) the Offer, (3) any actions taken in respect of any of the foregoing, the announcement of this Agreement or (4) any actions pursuant to this Agreement; (D) any inability to attract new customers during the period from and after July 5, 2005; (E) any failure by the Company to meet any internal or published projections, forecasts or predictions of financial performance for any period ending on or after June 30, 2005, or (E) any adverse change in the stock price of the Company, or (ii) with respect to Buyer, any change or effect that is materially adverse to (A) the business, operations or financial condition of Buyer and its subsidiaries, taken as a whole or (B) the ability of Buyer or any of its subsidiaries to consummate any of the transactions contemplated by this Agreement or to the ability of Buyer or Merger Sub to obtain sufficient Funding on a timely basis or to obtain the Financing provided for in the Commitment Letter or to satisfy on a timely basis the conditions to borrowing under the Financing.

(g) “Order” means, as to any Person, any judgment, order, writ, injunction, ruling or decree of, or any settlement under the jurisdiction of, any arbitrator, court or Governmental Authority, in each case applicable to or binding upon such Person or any of its property or to which such Person or any of its property or assets is subject;

(h) “Related Party” means any present officer or director of the Company or any of its Subsidiaries, any ten percent (10%) shareholder (including any officers or directors thereof) or present Affiliate of the Company or any of its Subsidiaries, any present or former known spouse of any of the aforementioned persons or any trust or other similar entity for the benefit of any of the foregoing persons

9.15 Buyer and Merger Sub. Unless the context clearly indicates otherwise, Buyer and Merger Sub shall be deemed to be one party under this Agreement, and any consents or waivers granted by Buyer under this Agreement shall be deemed also to be the consent or waiver of Merger Sub.

IN WITNESS WHEREOF, the parties have executed this Agreement and caused the same to be duly delivered on their behalf on the day and year first written above.

OMNICARE, INC.

By:	/s/ CHERYL D. HODGES
Cheryl D. Hodges
Senior Vice President and Secretary

NECTARINE ACQUISITION CORP.

By:	/s/ CHERYL D. HODGES
Cheryl D. Hodges
Secretary

NEIGHBORCARE, INC.

By:	/s/ JOHN J. ARLOTTA
John J. Arlotta
Chairman, President and Chief Executive Officer

[Signature Page of Agreement and Plan of Merger]

ANNEX A

Conditions of the Offer

Notwithstanding any other term of the Offer, Merger Sub shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to Merger Sub’s obligation to pay for or return tendered shares of Company Common Stock after the termination or withdrawal of the Offer), to pay for any shares of Company Common Stock tendered pursuant to the Offer unless (i) prior to the Expiration Date (as defined in the Offer) there shall have been validly tendered and not withdrawn prior to the expiration of the Offer that number of shares of Company Common Stock which, after giving effect to the consummation of the Offer, represent at least a majority of the total voting power of all of the outstanding securities of the Company entitled to vote in the election of directors or in a merger, determined on a “fully diluted basis,” calculated as all of the outstanding shares of Company Common Stock plus any shares of Company Common Stock underlying Company Options (the “Minimum Condition”), and (ii) Omnicare has available to it proceeds of the financings contemplated by its existing commitment letter or such other financings that are sufficient, together with cash on hand, to consummate the Offer and the Merger and to refinance all debt of the Company that is or could be required to be repurchased or becomes, or could be declared, due and payable as a result of the Offer or the Merger or the financing thereof and to pay all related fees and expenses (the “Financing Condition”). Furthermore, notwithstanding any other term of the Offer or this Agreement, Merger Sub shall not be required to accept for payment or, subject as aforesaid, to pay for any shares of Company Common Stock not theretofore accepted for payment or paid for, if at any time on or after the date of this Agreement and prior to the Expiration Date any of the following conditions have not been satisfied (or, to the extent legally permissible, waived):

(a) except for such failures to be true and correct that has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, each of the representations and warranties of the Company set forth in Article V of this Agreement shall be true and correct in all respects on the date of this Agreement and on or before the Expiration Date as though made on and as of the Expiration Date (except for representations and warranties made as of a specified date, the accuracy of which will be determined only as of the specified date);

(b) the Company shall have performed or complied with in all material respects each obligation, agreement and covenant to be performed or complied with by it under this Agreement at or prior to the Expiration Date;

(c) No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other Order (whether temporary, preliminary or permanent) that is in effect

Annex A-1

and which has the effect of prohibiting or making illegal consummation of the Offer or the Merger; or

(d) There shall not be pending any Action by a federal or state Governmental Authority challenging or seeking to restrain or prohibit the consummation of the Offer or the Merger or any of the other transactions contemplated by this Agreement.

The foregoing conditions are for the benefit of Buyer and Merger Sub and may be waived by Buyer and Merger Sub in whole or in part at any time and from time to time in their sole discretion, in each case, subject to the terms of the Merger Agreement. The failure by Buyer or Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

Terms used but not defined herein shall have the meanings assigned to such terms in the Agreement to which this Annex A is a part.

Annex A-2

EXHIBIT A

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

NEIGHBORCARE, INC.

(A Pennsylvania Business Corporation)

1. The name of the Corporation is: NeighborCare, Inc. The Corporation is incorporated under the provisions of the Pennsylvania Business Corporation Law.

2. The location and post office address of its registered office in this Commonwealth is 100 East State Street, Kennett Square, Pennsylvania 19348.

3. The purpose of the Corporation is to exercise any lawful purpose or power and to engage in any lawful act or activity for which a Corporation may be organized under the Pennsylvania Business Corporation Law.

4. The Corporation shall have authority to issue an aggregate of 1,000 shares, all of which shares are designated Common Stock, par value $0.01 per share. The board of directors shall have the full authority permitted by law to divide the authorized and unissued shares into classes or series, or both, and to determine for any such class or series its designation and the number of shares of the class or series and the voting rights, preferences, limitations and special rights, if any, of the shares of the class or series.

(a) Dividends. Holders of Common Stock shall be entitled to receive such dividends as may be declared by the board of directors, except that the Corporation will not declare, pay or set apart for payment any dividend on shares of Common Stock, or directly or indirectly make any distribution on, redeem, purchase or otherwise acquire any such shares, if at the time of such action the terms of any other outstanding shares prohibit the Corporation from taking such action.

(b) Distribution of Assets. In the event of voluntary or involuntary liquidation, dissolution or winding up of the Corporation, holders of Common Stock shall be entitled to receive pro rata all of the assets of the Corporation remaining available for distribution to its shareholders after all preferential distributions, if any, to which the holders of any other outstanding shares may be entitled by the terms of such shares have been paid or set aside in cash for payment.

(c) Voting Rights. Except as otherwise required by law or by the terms of any other outstanding shares, the holders of Common Stock shall have the exclusive right to vote in the election of directors and for all other purposes, each such holder being entitled to one vote for each share of Common Stock standing in his name on the books of the Corporation.

5. The duration of the Corporation is to be perpetual.

6. The following provisions are inserted for the management of the business and for the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

(a) The number of directors of the Corporation shall be such as from time to time shall be fixed by, or in the manner provided in, the By-laws. Election of directors need not be by ballot unless the By-laws provide.

(b) The directors in their discretion may submit any contract or act for approval or ratification at any annual meeting of the stockholders or at any meeting of the stockholders called for the purpose of considering any such act or contract, and any contract or act that shall be approved or be ratified by the vote of the holders of a majority of the stock of the Corporation which is represented in person or by proxy at such meeting and entitled to vote thereat (provided that a lawful quorum of stockholders be there represented in person or by proxy) shall be as valid and as binding upon the Corporation and upon the stockholders as though it had been approved or ratified by every stockholder of the Corporation, whether or not the contract or act would otherwise be open to legal attack because of directors’ interest, or for any other reason.

(c) The directors shall have the power to make, alter or repeal by the By-laws of the Corporation.

(d) In addition to the powers and authorities hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation; subject, nevertheless, to the provisions of the Statutes of Pennsylvania, of these Articles, and of any By-laws from time to time adopted by the stockholders; provided, however, that no By-laws so adopted shall invalidate any prior act of the directors which would have been valid if such By-laws had not been adopted.

7. No director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of his or her fiduciary duty as a director, provided that nothing contained in this Article shall eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, or (iii) for any transaction from which the director derived an improper personal benefit.

8. (a) Subject to clause (c) below, the Corporation shall indemnify to the fullest extent permitted by applicable law any person who was or is a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that such person is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another Corporation or of a partnership, joint venture, trust or other enterprise or entity, whether or not for profit, whether domestic or foreign, including service with respect to an employee benefit plan, its participants or beneficiaries, against all liability, loss and expense (including attorneys’ fees and amounts paid in settlement) actually and reasonably incurred by such person in connection with such Proceeding, whether or not the indemnified liability arises or arose from any Proceeding by or in the right of the Corporation.

(b) Subject to clause (c) below, expenses incurred by a director or officer in defending (or acting as a witness in) a Proceeding shall be paid by the Corporation in advance of the final disposition of such Proceeding, subject to the provisions of applicable law, upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation under applicable law.

(c) To determine whether any indemnification or advance of expenses under this Article 8 is permissible, the board of directors by a majority vote of a quorum consisting of directors who are not parties to such Proceeding may, and on request of any person seeking indemnification or advance of expenses shall, determine in each case whether the standards under applicable law have been met, or such determination shall be made by independent legal counsel if such quorum is not obtainable, or, even if obtainable, a majority vote of a quorum of disinterested directors so directs The reasonable expenses of any director or officer in prosecuting a successful claim for indemnification, and the fees and expenses of any independent legal counsel engaged to determine permissibility of indemnification or advance of expenses, shall be borne by the Corporation.

(d) The obligations of the Corporation to indemnify a director or officer under this Article 8, including, if applicable, the duty to advance expenses, shall be considered a contract between the Corporation and such director or officer, and no modification or repeal of any provision of this Article 8 shall affect, to the detriment of the director or officer, such obligations of the Corporation in connection with a claim based on any act or failure to act occurring before such modification or repeal.

(e) The indemnification and advancement of expenses provided by this Article 8 shall not be deemed exclusive of any other right to which one indemnified may be entitled under any statute, agreement, vote of shareholders or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office, and shall inure to the benefit of the heirs, legal representatives and estate of any such person.

(f) The board of directors shall have the power to (a) authorize the Corporation to purchase and maintain, at the Corporation’s expense, insurance on behalf of the Corporation and on behalf of others to the extent that power to do so has not been prohibited by statute, (b) create any fund of any nature, whether or not under the control of a trustee, or otherwise secure any of its indemnification obligations, and (c) give other indemnification to the extent permitted by statute.

9. The Corporation reserves the right to amend, alter, change or repeal any provisions contained in these Articles of Incorporation in the manner now or hereafter prescribed by law, and all rights and powers conferred herein on stockholders, directors and officers are subject to this reserved power.

Exhibit B

Execution Copy

JPMorgan Chase Bank, N.A. J.P. Morgan Securities Inc. 270 Park Avenue New York, New York 10017	Lehman Commercial Paper Inc. Lehman Brothers Inc. 745 Seventh Avenue New York, New York 10019	SunTrust Bank SunTrust Capital Markets, Inc. 303 Peachtree Street, NE 24th Floor Atlanta, Georgia 30308

Canadian Imperial Bank of Commerce CIBC World Markets Corp. 425 Lexington Avenue, New York, New York 10017	Merrill Lynch Bank USA Merrill Lynch, Pierce, Fenner & Smith Incorporated 4 World Financial Center New York, New York 10080	Wachovia Bank, National Association Wachovia Capital Markets, LLC 301 South College Street 6th Floor Charlotte, North Carolina 28288

July 6, 2005

AMENDED AND RESTATED COMMITMENT LETTER

Omnicare, Inc.

1600 RiverCenter II

100 East RiverCenter Boulevard

Covington, Kentucky 41011

Attn: David W. Froesel, Jr.

Senior Vice President and

Chief Financial Officer

Ladies and Gentlemen:

This commitment letter agreement (together with all exhibits and schedules hereto, the “Commitment Letter”) will confirm the understanding and agreement among JPMorgan Chase Bank, N.A. (“JPMCB”), J.P. Morgan Securities Inc. (“JPMorgan”), Lehman Commercial Paper Inc., (“LCPI”), Lehman Brothers Inc. (“Lehman Brothers”), SunTrust Bank (“SunTrust”), SunTrust Capital Markets, Inc. (“SunTrust Capital Markets”) (Lehman Brothers, JPMorgan and SunTrust Capital Markets, collectively, are exclusive joint lead book-runners and exclusive joint lead arrangers, the “Joint Lead Arrangers”), Canadian Imperial Bank of Commerce (“CIBC”), CIBC World Markets Corp. (“CIBC World Markets”), Merrill Lynch Bank USA (“Merrill Lynch”), Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPFS”), Wachovia Bank, National Association (“Wachovia”) and Wachovia Capital Markets, LLC (“Wachovia Securities”) and Omnicare, Inc., a Delaware corporation (together with each of its subsidiaries, the “Company”), in connection with the proposed financing for the acquisition of all of the issued and outstanding common stock of NeighborCare, Inc., a Pennsylvania corporation (the “Target” and, together with each of its subsidiaries, the “Acquired Business”). We understand that the Company may acquire all of the issued and outstanding common stock of the Target (the “Shares”) pursuant to a cash tender offer (the “Tender Offer”) by a wholly-owned subsidiary of the Company (the “Offer Subsidiary”) for all of the outstanding Shares, but for at least the number of outstanding Shares necessary to meet the Minimum Condition (as defined below), which Tender Offer would be expected to be followed by a merger (the “Merger”) of the Offer Subsidiary with and into the Target pursuant to a Merger Agreement reasonably satisfactory to the Commitment Parties (the “Merger Agreement”). The Tender Offer and the Merger are sometimes collectively referred to in this Commitment Letter as the “Acquisition”.

You have advised us that the total funds needed to finance the Acquisition will be approximately $2.2221 billion consisting of the following uses: (i) $1.5858 billion for the acquisition of all of the issued and outstanding common stock of the Acquired Business, (ii) $254.0 million for the refinancing of certain existing indebtedness of the Acquired Business (consisting of $250.0 million for the purchase of the 6.875% senior subordinated notes due 2013 (the “6.875% Notes”) of the Acquired Business and $4.0 million for the refinancing of the existing revolving credit facility of the Acquired Business (based upon the amount outstanding under such revolving credit facility as of March 31, 2005), (iii) $129.2 million for the refinancing of the existing term loan indebtedness of the Company (based on the amount outstanding under such term loans as of March 31, 2005), (iv) approximately $170.0 million for the refinancing of the existing revolving credit facility of the Company (based on the amount outstanding under such revolving credit facility as of March 31, 2005), (v) $28.2 million for the estimated premium payable in connection with the tender for the 6.875% Notes and (vi) $54.8 million for the estimated fees and expenses of the Company. Such funds will be provided from the following sources: (i) approximately $122.1 million (as such amount may be increased to the extent the amount outstanding under the Company’s existing revolving credit facility on the Closing Date exceeds $170.0 million or decreased to the extent the amount under the Company’s existing revolving credit facility on the Closing Date is less than $170.0 million, such adjusted amount, the “Initial Revolver Draw Amount”) of borrowings by the Company under a $800.0 million Revolving Credit Facility, (ii) $700.0 million of borrowings by the Company under a Senior Term Loan Facility and (iii) $1.4 billion of borrowings by the Company under a 364-Day Facility (collectively, the “Credit Facilities”). Following the consummation of the Acquisition, the Company and its subsidiaries will not have any debt outstanding except as described in this paragraph and the debt set forth on Part 1 of Schedule 1 hereto. As used below, the defined term “Company” shall mean both the Company prior to the Acquisition and the Company together with the Acquired Business, after giving effect to the Acquisition.

You have also advised us that the Tender Offer will be subject to a condition that the Target’s stockholders shall have validly tendered and shall have not properly withdrawn prior to the expiration of the Tender Offer that number of Shares representing, together with the Shares owned by the Company, at least 50.1% of the total voting power of all the outstanding securities of the Target entitled to vote generally in the election of directors or in a merger, calculated on a fully diluted basis after consummation of the Tender Offer (the “Minimum Condition”) and that if the Tender Offer is consummated on a date prior to the date on which the Merger is consummated, the total funds needed to finance the Tender Offer will be $1.1404 billion (assuming 50.1% of the Shares are tendered) consisting of the following uses: (i) $794.5 million for the acquisition of 50.1% of the Shares, (ii) $129.2 million for the refinancing of the existing term loan indebtedness of the Company, (iii) $170.0 million for the refinancing of the existing revolving credit facility of the Company and (iv) $46.7 million for the estimated fees and expenses of the Company. We understand that the existing debt of the Acquired Business will not be refinanced until the consummation of the Merger. We understand that the funds needed to finance the Tender Offer will be provided from the following sources: (i) the Initial Revolver Draw Amount of borrowings by the Company under the $800.0 million Revolving Credit Facility, (ii) $700.0 million of borrowings by the Company under the Senior Term Loan Facility and (iii) at least $318.3 million of borrowings by the Company under the $1.4 billion 364-Day Facility. Following the consummation of the Tender Offer, but not the Merger, the Company and its subsidiaries will not have any debt outstanding except as described in this paragraph and the debt set forth on Part 2 of Schedule 1 hereto.

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1. The Commitments.

(a) You have requested that JPMCB, LCPI, SunTrust, CIBC, Merrill Lynch and Wachovia (collectively, the “Commitment Parties” and collectively with each other financial institution that becomes a lender under the Credit Facilities, the “Senior Lenders”) commit to provide the entire amount of the Credit Facilities upon the terms and subject to the conditions set forth or referred to in this Commitment Letter, in the Summary of Terms of Credit Facilities attached hereto as Exhibit A (the “Term Sheet”) and in the Funding Conditions attached hereto as Exhibit B (the “Funding Conditions”).

(b) Based on the foregoing, (i) JPMCB is pleased to confirm by this Commitment Letter its commitment to you (the “JPMCB Commitment”), to provide or cause one of its affiliates to provide 25.0% of the entire amount of the Credit Facilities (allocated pro rata among the Credit Facilities, (ii) LCPI is pleased to confirm by this Commitment Letter its commitment to you (the “LCPI Commitment”), to provide or cause one of its affiliates to provide 25.0% of the entire amount of the Credit Facilities (allocated pro rata among the Credit Facilities), (iii) SunTrust is pleased to confirm by this Commitment Letter its commitment to you (the “SunTrust Commitment”), to provide or cause one of its affiliates to provide 15.7% of the entire amount of the Credit Facilities (allocated pro rata among the Credit Facilities), (iv) CIBC is pleased to confirm by this Commitment Letter its commitment to you (the “CIBC Commitment”), to provide or cause one of its affiliates to provide 15.7% of the entire amount of the Credit Facilities (allocated pro rata among the Credit Facilities), (v) Merrill Lynch is pleased to confirm by this Commitment Letter its commitment to you (the “Merrill Lynch Commitment”), to provide or cause one of its affiliates to provide 11.1% of the entire amount of the Credit Facilities (allocated pro rata among the Credit Facilties) and (vi) Wachovia is pleased to confirm by this Commitment Letter its commitment to you (the “Wachovia Commitment”) to provide or cause one of its affiliates to provide 7.5% of the entire amount of the Credit Facilities (allocated pro rata among the Credit Facilities) (the LCPI Commitment, the JPMCB Commitment, the SunTrust Commitment, the CIBC Commitment, the Merrill Lynch Commitment and the Wachovia Commitment are referred to collectively herein as the “Commitments”). The Commitments of JPMCB, LCPI, SunTrust, CIBC, Merrill Lynch and Wachovia hereunder are several and not joint.

(c) It is agreed that the Joint Lead Arrangers will act as exclusive joint lead book-runners and exclusive joint lead arrangers for the Credit Facilities, that SunTrust will act as the Administrative Agent for the Credit Facilities, JPMorgan and Lehman Brothers will act as Co-Syndication Agents for the Credit Facilities and CIBC World Markets, MLPFS and Wachovia Securities will act as Co-Documentation Agents for the Credit Facilities and that JPMorgan will be “on the left” and SunTrust Capital Markets will be “on the right,” in each case, of all other agents, co-agents, co-arrangers and co-book-runners in all syndication materials and other documentation with respect to the Credit Facilities. Each of the Commitment Parties and the Joint Lead Arrangers will perform the duties and exercise the authority customarily performed and exercised by it in its respective role. You agree that no other agents, co-agents, arrangers or book runners will be appointed, no other titles will be awarded and no compensation (other than that expressly contemplated by the Term Sheet or the Fee Letter referred to below) will be paid in connection with the Credit Facilities unless you and the Joint Lead Arrangers shall so agree.

(d) The commitments and agreements of the Commitment Parties and the Joint Lead Arrangers described herein are subject to (i) there not occurring or becoming known to us any event, development or circumstance since December 31, 2004 that has caused or could reasonably be expected to cause any material adverse condition or material adverse change in or affecting the business,

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operations, property or financial condition of the Company and its subsidiaries, taken as a whole, or the Acquired Business and its subsidiaries, taken as a whole (ii) our not becoming aware after the date hereof of any information or other matter affecting the Company, the Acquired Business or the transactions contemplated hereby that in our judgment is inconsistent in a material and adverse manner with any such information or other matter disclosed to us prior to the date hereof (including information disclosed in filings with the Securities and Exchange Commission (the “SEC”) prior to the date hereof), (iii) there not having occurred a material disruption of or material adverse change in financial, banking or capital market conditions that would materially impair the syndication of the Credit Facilities, (iv) our satisfaction that prior to and during the syndication of the Credit Facilities there shall be no competing offering, placement or arrangement of any debt securities or bank financing by or on behalf of the Company or the Acquired Business or any affiliate thereof, (v) the negotiation, execution and delivery on or before the Closing Date (as defined on Exhibit B) of definitive documentation with respect to the Credit Facilities reasonably satisfactory to the Joint Lead Arrangers, their counsel and the other Commitment Parties, (vi) there being a period of at least 10 business days between the commencement of the syndication process and the occurrence of the Closing Date, (vii) your compliance with your covenants and agreements contained herein and the correctness of your representations and warranties contained herein, (viii) your having engaged underwriters reasonably satisfactory to the Joint Lead Arrangers (the “Underwriters”) for the capital markets transactions that will be entered into in connection with the proposed Acquisition pursuant to an Engagement Letter in form and substance reasonably satisfactory to the Joint Lead Arrangers (the “Engagement Letter”) and (ix) the other conditions set forth or referred to in the Term Sheet. Those matters that are not covered by the provisions hereof and of the Term Sheet are subject to the approval and agreement of the Commitment Parties and the Company.

2. Fees and Expenses. In consideration of the execution and delivery of this Commitment Letter by each of the Commitment Parties, you agree to pay the fees and expenses set forth in the Amended and Restated Fee Letter related to the Credit Facilities among the Commitment Parties, the Joint Lead Arrangers and the Company, dated the date hereof (the “Fee Letter”).

3. Indemnification.

(a) The Company hereby agrees to indemnify and hold harmless each of the Commitment Parties and the Joint Lead Arrangers, the other Senior Lenders and each of their respective affiliates and each of their and their affiliates’ officers, directors, employees, agents and controlling persons (each, an “indemnified person”) from and against any and all losses, claims, damages and liabilities to which any such indemnified person may become subject arising out of or in connection with this Commitment Letter, the Credit Facilities, the use of the proceeds therefrom, the Acquisition, any of the other transactions contemplated by this Commitment Letter, any other transaction related thereto or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any indemnified person is a party thereto, and to reimburse each indemnified person upon demand after receipt of an invoice (providing reasonable detail thereof) for all legal and other expenses reasonably and actually incurred by it in connection with investigating, preparing to defend or defending, or providing evidence in or preparing to serve or serving as a witness with respect to, any lawsuit, investigation, claim or other proceeding relating to any of the foregoing (including, without limitation, in connection with the enforcement of the indemnification obligations set forth herein); provided, however, that no indemnified person shall be entitled to indemnity hereunder in respect of any loss, claim, damage, liability or expense to the extent that it is found by a final, non-appealable judgment of a court of competent jurisdiction that such loss, claim, damage, liability or expense resulted directly from the gross negligence or willful

4

misconduct of such indemnified person (or such indemnified person’s affiliates, officers, directors, employees, agents and controlling persons who are indemnified persons hereunder). In no event will any indemnified person be liable for consequential damages as a result of any failure to fund any of the Credit Facilities contemplated hereby or otherwise in connection with the Credit Facilities. No indemnified person shall be liable for any damages arising from the use by unauthorized persons of Information or other materials sent through electronic, telecommunications or other information transmission systems that are intercepted by such persons.

(b) The Company further agrees that it will not enter into any settlement of a lawsuit, claim or other proceeding arising out of this Commitment Letter or the transactions contemplated by this Commitment Letter unless (i) such settlement includes an explicit and unconditional release from the party bringing such lawsuit, claim or other proceeding of all indemnified persons or (ii) it has obtained the prior written consent of the Joint Lead Arrangers and, with respect to any such settlement involving any other Senior Lender, such other Senior Lender, in each case, which consent will not be unreasonably withheld.

4. Expiration of Commitment. This Commitment Letter shall expire at 5:00 p.m., New York City time, on July 18, 2005 unless at or prior to such time you shall previously have executed and returned to each of the Commitment Parties a copy hereof and the Fee Letter and of the fully executed copy of the Merger Agreement. If you do execute and deliver to each of the Commitment Parties this Commitment Letter and the Fee Letter and a fully executed copy of the Merger Agreement, each of the Commitment Parties and the Joint Lead Arrangers agree to hold their respective Commitments available for you until the earliest of (i) (x) termination of the Tender Offer, (y) the consummation of the Tender Offer or (z) consummation of the Acquisition, in each case without the initial funding of the Credit Facilities, (ii) receipt by the Joint Lead Arrangers of written notice of termination hereof from the Company and (iii) at 5:00 p.m., New York City time, on December 30, 2005 if the initial funding of the Credit Facilities has not occurred by such time. The date and time of expiration of the Commitment is sometimes referred to herein as the “Commitment Expiration Date.”

5. Confidentiality.

(a) This Commitment Letter and the terms and conditions contained herein and therein shall not be disclosed by the Company to any person or entity (other than the Acquired Business or such of your and their agents and advisors as need to know and agree to be bound by the provisions of this paragraph, as required by law and, after your acceptance hereof, in filings with the SEC and other applicable regulatory authorities and stock exchanges, in proxy and other materials disseminated to stockholders, and in connection with rating agency review) without the prior written consent of each of the Commitment Parties. The Fee Letter and the terms and conditions contained therein shall not be disclosed by the Company to any person or entity (other than such of your agents and advisors as need to know and agree to be bound by the provisions of this paragraph and as required by law) without the prior written consent of each of the Commitment Parties. Notwithstanding the foregoing, you may issue a press release or make other public disclosures solely as to the existence and the aggregate amount of the commitments hereunder.

(b) You acknowledge that the Commitment Parties and their respective affiliates (the term “Commitment Parties” being understood to refer hereinafter in this paragraph to include such affiliates, including, if applicable, the Underwriters) may be providing debt financing, equity capital or other

5

services (including financial advisory services) to other companies in respect of which you may have conflicting interests regarding the transactions described herein and otherwise. The Commitment Parties shall not use confidential information obtained from you by virtue of the transactions contemplated by this Commitment Letter or their other relationships with you in connection with the performance by the Commitment Parties of services for other companies, and the Commitment Parties will not furnish any such information to other companies. You also acknowledge that the Commitment Parties have no obligation to use in connection with the transactions contemplated by this Commitment Letter, or to furnish to you, confidential information obtained from other companies.

6. Assignment and Syndication.

(a) The parties hereto agree that the Joint Lead Arrangers shall have the right to syndicate the Credit Facilities and/or the Commitment to a group of financial institutions or other investors, identified by the Joint Lead Arrangers and reasonably acceptable to you. The Joint Lead Arrangers shall manage, in a manner reasonably acceptable to you all aspects of any such syndication, including decisions as to the selection of institutions to be approached and when they will be approached, the acceptance of commitments, the amounts offered, the amounts allocated and the compensation provided, and the Company agrees to use commercially reasonable efforts to assist the Joint Lead Arrangers in such syndication process, including, without limitation, (i) to ensure that the syndication efforts benefit materially from the existing lending relationships of the Company, (ii) arranging for direct contact between senior management and advisors of the Company and to the extent agreed to by the Acquired Business, of the Acquired Business, and the proposed Senior Lenders, (iii) assisting in the preparation of Confidential Information Memoranda and other marketing materials to be used in connection with any syndication, including causing such Confidential Information Memoranda to conform to market standards as reasonably determined by the Joint Lead Arrangers and (iv) hosting, with the Joint Lead Arrangers, of one or more meetings of prospective Senior Lenders and, in connection with any such Senior Lender meeting, consulting with the Joint Lead Arrangers with respect to the presentations to be made at such meeting, and making available appropriate officers and representatives to rehearse such presentations prior to such meetings, as reasonably requested by the Joint Lead Arrangers. You also agree that, at your expense, you will work with the Joint Lead Arrangers to procure a rating for the Credit Facilities by Moody’s Investors Service, Inc. (“Moodys”) and Standard & Poor’s Ratings Group (“S&P”) and, on or prior to July 29, 2005, use commercially reasonable efforts to obtain advisory ratings from Rating Advisory Service (“RAS”)(with respect to Moody’s) and Rating Evaluation Service (“RES”) (with respect to S&P).

(b) To assist the Joint Lead Arrangers in their syndication efforts, you agree promptly to prepare and provide to the Joint Lead Arrangers all information with respect to the Company, the Acquired Business (to the extent available to the Company), the Acquisition and the other transactions contemplated hereby, including all financial information and projections, including projections for the four fiscal years following the Closing Date, in form and substance reasonably satisfactory to the Joint Lead Arrangers (the “Projections”), as they may reasonably request. You hereby represent and covenant that (i) all information other than the Projections (the “Information”) that has been or will be made available to the Commitment Parties or the Joint Lead Arrangers by you or any of your representatives, taken as a whole, is or will be, when furnished, complete and correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made and (ii) the Projections that have been or will be

6

made available to the Commitment Parties or the Joint Lead Arrangers by you or any of your representatives have been or will be prepared in good faith based upon reasonable assumptions (it being understood that the Projections are subject to significant uncertainties and contingencies, many of which are beyond your control and that no assurance is or can be given that the Projections will be realized). You understand that in arranging and syndicating the Credit Facilities we may use and rely on the Information and Projections without independent verification thereof and that you will promptly notify us of any changes in circumstances that could be expected to call into question the continued reasonableness of any assumption underlying the Projections.

7. Survival. The provisions of this Commitment Letter relating to the payment of fees and expenses (to the extent expressly so provided in the Fee Letter), indemnification and contribution and confidentiality and the provisions of Section 8 below will survive the expiration or termination of any commitment hereunder or this Commitment Letter (including any extensions) and the execution and delivery of definitive financing documentation.

8. Choice of Law; Jurisdiction; Waivers.

(a) This Commitment Letter shall be governed by and construed in accordance with the laws of the State of New York. To the fullest extent permitted by applicable law, the parties hereto hereby irrevocably submit to the non-exclusive jurisdiction of any New York State court or Federal court sitting in the County of New York in respect of any suit, action or proceeding arising out of or relating to the provisions of this Commitment Letter or the Fee Letter and irrevocably agree that all claims in respect of any such suit, action or proceeding may be heard and determined in any such court. The parties hereto hereby waive, to the fullest extent permitted by applicable law, any objection that they may now or hereafter have to the laying of venue of any such suit, action or proceeding brought in any such court, and any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. The parties hereto hereby waive, to the fullest extent permitted by applicable law, any right to trial by jury with respect to any action or proceeding arising out of or relating to this Commitment Letter or the Fee Letter.

(b) No Senior Lender shall be liable in any respect for any of the obligations or liabilities of any other Senior Lender under this letter or arising from or relating to the transactions contemplated hereby.

9. Miscellaneous.

(a) This Commitment Letter may be executed in one or more counterparts, each of which will be deemed an original, but all of which taken together will constitute one and the same instrument. Delivery of an executed signature page of this Commitment Letter by facsimile transmission shall be effective as delivery of a manually executed counterpart hereof.

(b) The Company may not assign any of its rights, or be relieved of any of its obligations, without the prior written consent of each of the Senior Lenders. In connection with any syndication of all or a portion of the Commitments, the rights and obligations of each of the Senior Lenders hereunder may be assigned, in whole or in part, as provided above with the prior written consent of the Company (not to be unreasonably withheld), and upon such assignment, such Senior Lender shall be relieved and novated hereunder from the obligations of such Senior Lender with respect to any portion of its Commitment that has been assigned as provided above.

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(c) This Commitment Letter and the attached Exhibits and Schedules set forth the entire understanding of the parties hereto as to the scope of the Commitment and the obligations of the Senior Lenders hereunder. This Commitment Letter shall supersede all prior understandings and proposals, whether written or oral, between any of the Senior Lenders and you relating to any financing or the transactions contemplated hereby. This Commitment Letter shall be in addition to the agreements of the parties contained in the Fee Letter.

(d) This Commitment Letter has been and is made solely for the benefit of the parties hereto, the indemnified persons, and their respective successors and permitted assigns, and nothing in this Commitment Letter, expressed or implied, is intended to confer or does confer on any other person or entity any rights or remedies under or by reason of this Commitment Letter or the agreements of the parties contained herein.

(e) You acknowledge that the Senior Lenders and the Joint Lead Arrangers may be (or may be affiliated with) full service financial firms and as such from time to time may effect transactions for their own account or the account of customers, and hold long or short positions in debt or equity securities or loans of companies that may be the subject of the transactions contemplated by this Commitment Letter. You hereby waive and release, to the fullest extent permitted by law, any claims you have with respect to any conflict of interest arising from such transactions, activities, investments or holdings, or arising from the failure of the Commitment Parties, the Joint Lead Arrangers or one or more Senior Lenders or any of their respective affiliates, including in the case of LCPI, Lehman Brothers and in the case of JPMCB, JPMorgan, to bring such transactions, activities, investments or holdings to your attention.

(f) You agree to provide us, prior to the Closing Date, with all documentation and other information that we reasonably determine is required by bank regulatory authorities under applicable “know your customer” and Anti-Money Laundering rules and regulations, including, without limitation, the USA Patriot Act.

(g) This Commitment Letter amends and restates in full that certain Commitment Letter, dated June 3, 2004, by and among the Commitment Parties and the Company, as amended from time to time prior to the date hereof.

[signature pages follow]

8

If you are in agreement with the foregoing, kindly sign and return to us the enclosed copy of this Commitment Letter.

Very truly yours,

JPMORGAN CHASE BANK, N.A.

By:	/s/ GARY L. SPEVACK
Name:	Gary L. Spevack
Title:	Vice President

J.P. MORGAN SECURITIES INC.

By:	/s/ DANIEL M. HOCHSTADT
Name:	Daniel M. Hochstadt
Title:	Vice President

LEHMAN COMMERCIAL PAPER INC.

By:	/s/ LAURIE B. PERPER
Name:	Laurie B. Perper
Title: Authorized Signatory

LEHMAN BROTHERS INC.

By:	/s/ LAURIE B. PERPER
Name:	Laurie B. Perper
Title:	Senior Vice President

SUNTRUST BANK

By:	/s/ PETER C. VAKY
Name:	Peter C. Vaky
Title:	Managing Director

SUNTRUST CAPITAL MARKETS, INC.

By:	/s/ JEFF TITUS
Name:	Jeff Titus
Title:	Managing Director

CANADIAN IMPERIAL BANK OF COMMERCE

By:	/s/ GEORGE KNIGHT
Name:	George Knight
Title:	Authorized Signatory

By:	/s/ DOUG CORNETT
Name:	Doug Cornett
Title:	Authorized Signatory

CIBC WORLD MARKETS CORP.

By:	/s/ DOUG CORNETT
Name:	Doug Cornett
Title:	Managing Director

MERRILL LYNCH BANK USA

By:	/s/ LOUIS ALDER
Name:	Louis Alder
Title:	Director

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ M. TOBY KING
Name:	M. Toby King
Title:	Vice President

WACHOVIA BANK, NATIONAL ASSOCIATION

By:	/s/ DAVID M. GILLESPIE
Name:	David M. Gillespie
Title:

WACHOVIA CAPITAL MARKETS, LLC

By:	/s/ DAVID M. GILLESPIE
Name:	David M. Gillespie
Title:

Accepted and agreed to as of the date first above written:

OMNICARE, INC.

By:	/s/ DAVID W. FROESEL, JR.
Name:	David W. Froesel, JR.
Title:	Chief Financial Officer

Schedule 1

Part 1: [Debt to remain outstanding after consummation of the Acquisition]

Description	Amount (in thousands)
Long-term debt	$42,050
8.125% senior subordinated notes, due 2011	$375,000
6.125% senior subordinated notes, due 2013	$250,000
4.0% convertible notes, due 2033	$345,000
6.875% Notes[1]	$250,000
Capitalized lease obligation	$5341.683
Standby letter of credit	$3,000
Additional Debt in the form of a 364-day facility incurred by the Company to finance acquisitions	$500,000

Part 2: [Debt to remain outstanding after consummation of the Tender Offer, but not the Merger]

Description	Amount (in thousands)
Long-term debt	$42,050
8.125% senior subordinated notes, due 2011	$375,000
6.125% senior subordinated notes, due 2013	$250,000
4.0% convertible notes, due 2033	$345,000
6.875% Notes	$250,000
Capitalized lease obligation	$5341.683
Standby letter of credit	$3,000
Additional Debt in the form of a 364-day facility incurred by the Company to finance acquisitions	$500,000
Additional Debt incurred by the Target in the ordinary course of business consistent with past practice and as permitted by the Merger Agreement

[1]	To the extent not repurchased or redeemed with the proceeds of the Loans.

EXHIBIT A TO COMMITMENT LETTER

SUMMARY OF TERMS OF CREDIT FACILITIES

Set forth below is a summary of the principal terms of the Credit Facilities and the documentation related thereto. Capitalized terms used and not otherwise defined herein have the meanings set forth in the Commitment Letter to which this Summary of Terms is attached and of which it forms a part.

I.	Parties

Borrower	The Company.

Guarantors	The Company’s direct and indirect domestic subsidiaries which, together with the Company’s assets and revenues, account for at least 90% of the Company’s and its Subsidiaries’ consolidated assets and revenues (the “Guarantors”; the Company and the Guarantors, collectively, the “Credit Parties”); provided that the Joint Lead Arrangers may agree that the Target and its Subsidiaries shall not be required to become Guarantors until 30 days after the consummation of the Merger.

Joint Lead Arrangers and Joint Lead Book-Runners	JPMorgan, Lehman Brothers and SunTrust Capital Markets (in such capacity, the “Joint Lead Arrangers”).

Co-Syndication Agents	JPMorgan and Lehman Brothers (in such capacities, the “Co-Syndication Agents”).

Administrative Agent	SunTrust (in such capacity, the “Administrative Agent”).

Co-Documentation Agents	CIBC World Markets, MLPFS and Wachovia Securities (in such capacities, the “Co-Documentation Agents” and, collectively with the Co-Syndication Agents and the Administrative Agent, the “Agents”).

Senior Lenders	A syndicate of banks, financial institutions and other entities arranged by the Joint Lead Arrangers and reasonably satisfactory to the Company (collectively, the “Senior Lenders”).

II.	Types and Amounts of Credit Facilities

Senior Term Loan Facility	A five-year term loan facility (the “Senior Term Loan Facility”) in an aggregate principal amount equal to $700.0 million (the loans thereunder, the “Term Loans”). The Term Loans shall mature on the fifth anniversary of the Closing Date and shall not be subject to interim scheduled amortization.

Availability	The Term Loans shall be made in a single drawing on the Closing Date.

Purpose	The proceeds of the Term Loans shall be used to finance the Acquisition (including the Tender Offer), refinance the Company’s existing debt and to pay related fees and expenses.

364-Day Facility	A 364-day loan facility (the “364-Day Facility”) in an aggregate principal amount equal to $1.4 billion (the loans thereunder, the 364-Day Loans”). The 364-Day Loans shall mature 364 days after the Closing Date and shall not be subject to interim scheduled amortization.

Availability	The 364-Day Loans shall be available in up to three drawings as follows: (a) if the Merger is not consummated on the Closing Date, in up to two drawings, one on the Closing Date and one on the date of consummation of the Merger, in amounts to be determined, (b) if the Merger is consummated on the Closing Date in a single drawing on the Closing Date and (c) the date on which payment is due for the tender or redemption of the 6.875% Notes.

Purpose	The proceeds of the 364-Day Loans shall be used to finance the Acquisition (including the Tender Offer), refinance the Company’s existing debt and to pay related fees and expenses.

Incremental 364 Day Facility	The Company may at any time on or after the Closing Date establish an additional 364-day loan facility (the “Incremental 364-Day Facility”) in an aggregate principal amount not to exceed $500.0 million, provided that no default under the Credit Facilities exists either before or after giving effect to such Incremental 364-Day Facility. The Incremental 364-Day Facility (i) will rank pari passu in right of repayment with the other Credit Facilities and (ii) will be treated substantially the same as (and in any event no more favorably than) the 364-Day Facility (except that the maturity thereof shall be 364 days after the making of the loans thereunder). If the Incremental 364-Day Facility is effected after the Closing Date, the Incremental 364-Day Facility will be effected pursuant to an amendment to the Credit Documentation entered into among the Company, the Administrative Agent and Incremental 364-Day Facility lenders, which will not require the consent of the other Senior Lenders and will contain customary mark-to-market terms. No Senior Lenders under the Credit Facilities will be required to commit to provide any portion of the Incremental 364-Day Facility. The proceeds of the Incremental 364-Day Facility will be used to consummate certain acquisitions to be agreed upon by the Incremental 364-Day Facility lenders.

Revolving Credit Facility	A five-year revolving credit facility (the “Revolving Credit Facility” and together with the Senior Term Loan Facility and the 364-Day Facility, the “Credit Facilities”) in an aggregate principal amount equal to $800.0 million (the loans thereunder, the “Revolving Credit Loans” and, collectively with the Term Loans and the 364-Day Loans, the “Loans”).

Availability	The Revolving Credit Facility shall be available on a revolving basis during the period commencing on the Closing Date and ending on the fifth anniversary thereof (the “Revolving Credit Termination Date”).

Letters of Credit	A portion of the Revolving Credit Facility not in excess of $50.0 million shall be available for the issuance of letters of credit (the “Letters of Credit”) by one or more Senior Lenders to be selected in the syndication process (each such Senior Lender in such capacity, an “Issuing Lender”). The face amount of any outstanding Letters of Credit will reduce availability under the Revolving Credit Facility on a dollar-for-dollar basis. No Letter of Credit shall have an expiration date after the earlier of (i) one year after the date of issuance and (ii) five business days prior to the Revolving Credit Termination Date; provided that any Letter of Credit with a one-year tenor may provide for the renewal thereof for additional one-year periods (which shall in no event extend beyond the date referred to in clause (ii) above).

Drawings under any Letter of Credit shall be reimbursed by the Company (whether with its own funds or with the proceeds of Revolving Credit Loans) on the same business day. To the extent that the Company does not so reimburse the Issuing Lender, the Senior Lenders under the Revolving Credit Facility shall be irrevocably and unconditionally obligated to reimburse the Issuing Lender on a pro rata basis.

Swing Line Loans	A portion of the Revolving Credit Facility not in excess of $50.0 million shall be available for swing line loans (the “Swing Line Loans”) from a Senior Lender to be selected in the syndication process (in such capacity, the “Swing Line Lender”) on same-day notice. Any such Swing Line Loans will reduce availability under the Revolving Credit Facility on a dollar-for-dollar basis. Each Senior Lender under the Revolving Credit Facility shall acquire, under certain circumstances, an irrevocable and unconditional pro rata participation in each Swing Line Loan.

Maturity	The Revolving Credit Termination Date.

Purpose	Up to the Initial Revolver Draw Amount of the proceeds of the Revolving Credit Loans shall be used on the Closing Date to finance the Acquisition

(including the Tender Offer) and to refinance the Company’s existing debt and, after the Closing Date, proceeds of the Revolving Credit Loans shall be used for general corporate purposes of the Company and its subsidiaries in the ordinary course of business.

III.	Certain Payment Provisions

Fees and Interest Rates	As set forth on Annex A-I.

Optional Prepayments and Commitment Reductions	Loans may be prepaid in minimum amounts to be agreed upon. Optional prepayments of the Loans (other than Loans under the Revolving Credit Facility) shall be applied, first to the 364-Day Loans and, second, to the Term Loans. Optional prepayments of the Term Loans shall be applied to the installments thereof ratably in accordance with the then outstanding amounts thereof and may not be reborrowed. Optional repayments of 364-Day Loans or Term Loans may not be reborrowed.

Mandatory Prepayments and Commitment Reductions	The 364-Day Loans shall be repaid with 100% of the net proceeds of any sale or issuance of equity by the Company (subject to customary exceptions) and 100% of the net proceeds of any incurrence of certain indebtedness by the Company or any of its subsidiaries.

All such amounts shall be applied to the 364-Day Loans. Mandatory prepayments of the 364-Day Loans may not be reborrowed.

IV.	Certain Conditions

Initial Conditions	The availability of the Credit Facilities is subject to the conditions set forth on Exhibit B to the Commitment Letter.

On-Going Conditions	If the Merger is not consummated on the Closing Date, the second draw of the 364-Day Facility is conditioned upon the Acquisition having been consummated for an aggregate purchase price of $34.75 per share pursuant to the Merger Agreement and no material provision thereof having been waived, amended, supplemented or otherwise modified in a manner materially adverse to the Joint Lead Arrangers, the Agents or the Senior Lenders without the consent of the Required Lenders. Any draw after the Closing Date of the 364-Day Facility is conditioned upon the absence of any Event of Default relating to insolvency or bankruptcy with respect to any Credit Party. In addition, no Lender shall be required to fund any 364-Day Loans if prohibited from so doing by any requirement of law or judicial process.

The making of each extension of credit other than the second and, if applicable, third draw of the 364-Day Facility shall be conditioned upon (i) the accuracy in all material respects of all representations and warranties in the definitive financing documentation with respect to the Credit Facilities (the “Credit Documentation”) (including, without limitation, the material adverse change and litigation representations) and (ii) there being no default or event of default in existence at the time of, or after giving effect to the making of, such extension of credit.

V. Certain Documentation Matters	The Credit Documentation shall contain representations, warranties, covenants and events of default substantially the same as those in the Company’s existing credit agreement, dated as of June 13, 2003, among the Company, JP Morgan Chase Bank, Lehman Commercial Paper Inc., Sun Trust Bank, as administrative agent, and the other parties signatory thereto (the “Existing Credit Agreement”), with such modifications and exceptions as necessary to permit consummation of the Tender Offer, the Merger and the Acquisition and, including, without limitation:

Representations and Warranties	Financial statements (including pro forma financial statements); absence of undisclosed material liabilities; no material adverse change; corporate existence; compliance with law; corporate power and authority; enforceability of Credit

Documentation; no conflict with law or material contractual obligations; no material litigation; no default; ownership of property; taxes; Federal Reserve regulations; ERISA; Investment Company Act; subsidiaries; solvency; accuracy of disclosure; and status of the Credit Facilities as senior debt.

Affirmative Covenants	Delivery of financial statements, reports, accountants’ letters, projections, officers’ certificates and other information requested by the Senior Lenders; continuation of business and maintenance of existence and material rights and privileges; compliance with laws and material contractual obligations; maintenance of property; right of the Senior Lenders to inspect property and books and records; and notices of defaults and other material events.

Financial Covenants	The following financial covenants: minimum fixed charge coverage and minimum consolidated net worth (as defined in the Existing Credit Agreement).

Negative Covenants	Limitations on: liens; contingent obligations; mergers, consolidations, liquidations and dissolutions; sales of assets; investments, loans and advances; optional payments and modifications of subordinated and other debt instruments; transactions with affiliates and changes in lines of business (in each case, with exclusions to the extent necessary to consummate the acquisition and comply with margin lending regulations and certain other exceptions to be agreed upon).

Events of Default	Nonpayment of principal when due; nonpayment of interest, fees or other amounts after a grace period to be agreed upon; material inaccuracy of representations and warranties; violation of covenants (subject, in the case of certain covenants, to a grace period to be agreed upon); cross-default; bankruptcy events; certain ERISA events; material judgments or environmental liabilities; actual or asserted invalidity of any guarantee; and a change of control (the definition of which is to be agreed).

Voting	Amendments and waivers with respect to the Credit Documentation shall require the approval of Senior

Lenders holding not less than a majority of the aggregate amount of the 364-Day Loans, the Term Loans, Revolving Credit Loans (including participations in Letters of Credit and Swing Line Loans) and unused commitments under the Credit Facilities, except that (i) the consent of each Senior Lender directly affected thereby shall be required with respect to (a) reductions in the amount or extensions of the scheduled date of amortization or final maturity of any Loan, (b) reductions in the rate of interest or any fee or extensions of any due date thereof, (c) increases in the amount or extensions of the expiry date of any Senior Lender’s commitment and (d) modifications to the pro rata provisions of the Credit Documentation and (ii) the consent of 100% of the Senior Lenders shall be required with respect to (a) modifications to any of the voting percentages and (b) releases of the Guarantors other than in accordance with the provisions of the Credit Documentation.

The Company may at any time after the repayment in full of the 364-Day Facility establish an additional term loan facility (the “Incremental Term Facility”) in an aggregate principal amount to be agreed, provided that no default under the Credit Facilities exists either before or after giving effect to such Incremental Term Facility. The Incremental Term Facility will be effected as a term loan facility which will not mature earlier than six-months after the maturity of the Term Loans and have an average life to maturity shorter than the remaining amortization of the Term Loan. The Incremental Term Facility (i) will rank pari passu in right of repayment with the other Credit Facilities and (ii) except as set forth above, will be treated substantially the same as (and in any event no more favorably than) the Term Loan Facility. The Incremental Term Facility will be effected pursuant to an amendment to the Credit Documentation entered into among the Company, the Administrative Agent and Incremental Term Facility lenders, which will not require the consent of the other Senior Lenders and will contain customary mark-to-market terms. No Senior Lenders under the Credit Facilities will be required to commit to provide any portion of the Incremental Term Facility. The proceeds of the Incremental Term Facility will be used for the general corporate purposes of the Company.

Assignments and Participations	The Senior Lenders shall be permitted to assign and sell participations in their Loans and commitments, subject, in the case of assignments (other than assignments to another Senior Lender or to an affiliate of a Senior Lender), to the consent of the Administrative Agent, the Issuing Lender (with respect to the Revolving Credit Facility only), the Swing Line Lender (with respect to the Revolving Credit Facility only) and so long as no Event of Default has occurred and is continuing, the Company (which consent, in each case, shall not be unreasonably withheld). In addition, in the case of assignments of the Revolving Credit Facility to another Senior Lender or to an affiliate of a Senior Lender, the consent of the Administrative Agent and Issuing Lender shall also be required (which consent, in each case, shall not be unreasonably withheheld). Non-pro rata assignments shall be permitted. In the case of partial assignments (other than to another Senior Lender or to an affiliate of a Senior Lender), the minimum assignment amount to be agreed by the Company and the Administrative Agent. Participants shall have the same benefits as the Senior Lenders with respect to yield protection and increased cost provisions. Voting rights of participants shall be limited to those matters with respect to which the affirmative vote of the Senior Lender from which it purchased its participation would be required as described under “Voting” above. Pledges of Loans in accordance with applicable law shall be permitted without restriction. Promissory notes shall be issued under the Credit Facilities only upon request.

Yield Protection	The Credit Documentation shall contain customary provisions (i) protecting the Senior Lenders against increased costs or loss of yield resulting from changes in reserve, tax, capital adequacy and other requirements of law and from the imposition of or changes in withholding or other taxes and (ii) indemnifying the Senior Lenders for “breakage costs” incurred in connection with, among other things, any prepayment of a Eurodollar Loan (as defined in Annex A-I) on a day other than the last day of an interest period with respect thereto.

Expenses and Indemnification	The Company shall pay (i) all reasonable out-of-pocket expenses actually incurred by the Administrative Agent and the Joint Lead Arrangers associated with the syndication of the Credit Facilities and the preparation, negotiation, execution, delivery and administration of the Credit Documentation and any amendment or waiver with respect thereto (including the reasonable fees, disbursements and other charges of counsel and the charges of IntraLinks; provided that if none of the Commitment Letter, the Fee Letter or the Engagement Letter are further amended, or otherwise modified or supplemented, after the date hereof, the Company’s obligation to reimburse the Administrative Agent and the Joint Lead Arrangers for the fees, disbursements and other charges of counsel incurred through and including the Closing Date (but not the fees, disbursements and other charges of counsel incurred for which reimbursement is sought pursuant to the Company’s indemnification obligations otherwise set forth in the Commitment Letter or the Credit Documentation) will be limited to the sum of the fees disbursements and other charges of counsel incurred through the date of your execution of the Commitment Letter and $150,000) and (ii) all reasonable costs, internal charges and out-of-pocket expenses of the Administrative Agent, the Co-Syndication Agents and the Senior Lenders (including the reasonable fees, disbursements and other charges of counsel) in connection with the enforcement of the Credit Documentation.

The Administrative Agent, the Co-Syndication Agents, the Joint Lead Arrangers, the Co-Documentation Agents and the Senior Lenders (and their affiliates and their respective officers, directors, employees and agents) will have no liability for, and will be indemnified and held harmless against, any loss, liability, cost or expense incurred in respect of the financing contemplated hereby or the use or the proposed use of proceeds thereof (except to the extent resulting from the gross negligence or willful misconduct of the indemnified party).

Governing Law and Forum	State of New York.

Counsel to the Administrative Agent and the Joint Lead Arrangers	Latham & Watkins LLP.

Annex A-I

Interest and Certain Fees

Interest Rate Options	The Company may elect that the Loans comprising each borrowing bear interest at a rate per annum equal to:

(i) the Base Rate; or

(ii) the Eurodollar Rate plus the Applicable Margin.

provided that all Swing Line Loans shall bear interest based upon the Base Rate.

As used herein:

“Base Rate” means the higher of (i) the prime lending rate as set forth on the British Banking Association Telerate Page 5 (the “Prime Rate”), and (ii) the federal funds effective rate from time to time plus 0.5%.

“Applicable Margin” means, with respect to the 364-Day Facility, 0.75% and, with respect to the Senior Term Loan Facility and the Revolving Credit Facility, a percentage determined in accordance with the pricing grid attached hereto as Annex A-II.

“Eurodollar Rate” means the rate (adjusted for statutory reserve requirements for eurocurrency liabilities) at which eurodollar deposits for one, two, three, six or, if available from all Senior Lenders, nine or twelve months (as selected by the Company) are offered in the London interbank eurodollar market.

Interest Payment Dates	In the case of Loans bearing interest based upon the Base Rate (“Base Rate Loans”), quarterly in arrears.

In the case of Loans bearing interest based upon the Eurodollar Rate (“Eurodollar Loans”), on the last day of each relevant interest period and, in the case of any interest period longer than three months, on each successive date three months after the first day of such interest period.

Commitment Fees	The Company shall pay a commitment fee calculated at the applicable rate set forth in Annex A-II, on the average daily unused portion of the Revolving Credit Facility and, on the average daily unused portion of the 364-Day Facility, payable quarterly in arrears.

A-I-1

Swing Line Loans shall, for purposes of the commitment fee calculations only, not be deemed to be a utilization of the Revolving Credit Facility other than with respect to the Swing Line Lender.

Letter of Credit Fees	The Company shall pay a commission on all outstanding Letters of Credit at the applicable per annum rate set forth on Annex A-II on the face amount of each such Letter of Credit. Such commission shall be shared ratably among the Senior Lenders participating in the Revolving Credit Facility and shall be payable quarterly in arrears.

In addition to letter of credit commissions, a fronting fee calculated at a rate per annum to be agreed upon by the Company and the Issuing Lender on the face amount of each Letter of Credit shall be payable quarterly in arrears to the Issuing Lender for its own account. In addition, customary issuance, amendment, payment and negotiation charges shall be payable to the Issuing Lender for its own account.

Default Rate	At any time when the Company is in default in the payment of any amount of principal due under the Credit Facilities, such amount shall bear interest at 2% above the rate otherwise applicable thereto. Overdue interest, fees and other amounts shall bear interest at 2% above the rate applicable to Base Rate Loans.

Rate and Fee Basis	All per annum rates shall be calculated on the basis of a year of 360 days (or 365 days, in the case of Base Rate Loans the interest rate payable on which is then based on the Prime Rate) and the actual number of days elapsed.

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Annex A-II

Pricing Grid

	Level I Status	Level II Status	Level III Status	Level IV Status	Level V Status	Level VI Status
Applicable Margin	0.50%	0.625%	0.75%	1.00%	1.25%	1.75%

Commitment Fee	0.125%	0.15%	0.175%	0.225%	0.25%	0.375%

Letter of Credit Fee	0.50%	0.625%	0.75%	1.00%	1.25%	1.75%

For the purposes of this Schedule, the following terms have the following meanings, subject to the final paragraph of this Schedule:

“Level I Status” exists at any date if, on such date, (i) the Company’s Moody’s Rating is Baa1 or better or the Company’s S&P Rating is BBB+ or better.

“Level II Status” exists at any date if, on such date, (i) the Company has not qualified for Level I Status and (ii) the Company’s Moody’s Rating is Baa2 or better or the Company’s S&P Rating is BBB or better.

“Level III Status” exists at any date if, on such date, (i) the Company has not qualified for Level I Status or Level II Status and (ii) the Company’s Moody’s Rating is Baa3 or better or the Company’s S&P Rating is BBB- or better.

“Level IV Status” exists at any date if, on such date, (i) the Company has not qualified for Level I Status, Level II Status or Level III Status and (ii) the Company’s Moody’s Rating is Ba1 or better or the Company’s S&P Rating is BB+ or better.

“Level V Status” exists at any date if, on such date, (i) the Company has not qualified for Level I Status, Level II Status, Level III Status, or Level IV Status and (ii) the Company’s Moody’s Rating is Ba2 or better or the Company’s S&P Rating is BB or better.

“Level VI Status” exists at any date if, on such date, the Company has not qualified for Level I Status, Level II Status, Level III Status, Level IV Status or Level V Status.

“Moody’s Rating” means, at any time, the rating issued by Moody’s Investors Service, Inc. and then in effect with respect to the Company’s senior unsecured long-term debt securities without third-party credit enhancement.

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“S&P Rating” means, at any time, the rating issued by Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc. and then in effect with respect to the Company’s senior unsecured long-term debt securities without third-party credit enhancement.

“Status” means either Level I Status, Level II Status, Level III Status, Level IV Status, Level V Status or Level VI Status.

The Applicable Margin, Commitment Fee and Letter of Credit Fee shall be determined in accordance with the foregoing table based on the Company’s Status as determined from its then-current Moody’s and S&P Ratings. The credit rating in effect on any date for the purposes of this Schedule is that in effect at the close of business on such date. If at any time the Company has no Moody’s Rating or no S&P Rating, Level VI Status shall exist, provided that if either S&P or Moody’s shall no longer provide debt ratings for companies in the Company’s industry generally, the Company may substitute for either such rating organization another nationally recognized statistical rating organization, the corresponding ratings of which shall be used to determine the Company’s Status. If the Company is split-rated and the ratings differential is one level, the higher rating will apply. If the Company is split-rated and the ratings differential is two levels, the intermediate rating at the midpoint will apply. If the Company is split-rated and the ratings differential is more than two levels, the rating that is one level above the lower rating will apply.

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EXHIBIT B TO COMMITMENT LETTER

FUNDING CONDITIONS

Capitalized terms used but not defined herein have the meanings assigned to them in the Commitment Letter to which this Exhibit B is attached and of which it forms a part. The availability of the Credit Facilities is conditioned upon satisfaction of the conditions precedent summarized below. The date upon which all such conditions precedent shall be satisfied and the initial draw under Credit Facilities will be funded is referred to herein as the “Closing Date”.

(a)	If the Tender Offer, but not the Merger, is consummated on the Closing Date, the terms of, and the documentation relating to, the Tender Offer (the “Tender Offer Documents”) shall contain conditions requiring that (i) the Target’s preferred stock purchase rights (the “Rights”) shall have been redeemed by the board of directors of the Target or the Company shall be satisfied, in its reasonable discretion, that the Rights have been invalidated or are otherwise inapplicable to the Tender Offer and the proposed Merger (the “Rights Condition”) and (ii) the Company shall be satisfied in its reasonable discretion that Subchapter 25F of the Pennsylvania Business Corporation Law (the “PBCL”) is inapplicable to or does not otherwise restrict the Tender Offer and the proposed Merger or any subsequent business combination involving the Company and the Target (the “Subchapter 25F Condition”).

(b)	If the Tender Offer, but not the Merger, is consummated on the Closing Date, the Offer Subsidiary shall have acquired a sufficient number of Shares pursuant to the Tender Offer to satisfy the Minimum Condition, and the other conditions to the Tender Offer set forth in the clauses (i) and (ii) of condition (a) above shall have been satisfied without amendment, supplement, waiver or other modification without the prior written consent of the Commitment Parties, with respect to the Rights Condition, the Commitment Parties shall be satisfied that the Rights shall have been invalidated or are otherwise inapplicable to the Tender Offer and the proposed Merger and with respect to the Subchapter 25F Condition, the Commitment Parties shall be satisfied, in their reasonable discretion, that Subchapter 25F of the PBCL is inapplicable to or does not otherwise restrict the Tender Offer and the Proposed Merger or any subsequent business combination involving the Company and the Target, and the Merger Agreement shall be in full force and effect and no material provision thereof shall have been waived, amended, supplemented or otherwise modified in a manner materially adverse to the Joint Lead Arrangers, the Agents or the Senior Lenders without the consent of the Commitment Parties. The capital structure of each Credit Party after the Tender Offer shall be reasonably satisfactory to the Senior Lenders.

(c)	If the Acquisition is consummated on the Closing Date, the Acquisition shall have been consummated for an aggregate purchase price not exceeding $34.75 per share and the Merger shall have been consummated, in each case, pursuant to documentation reasonably satisfactory to the Commitment Parties and, no material provision thereof shall have been waived, amended, supplemented or modified in a manner materially adverse to the Joint Lead Arrangers, the Agents or the Senior Lenders without the consent of the Commitment Parties and the capital structure of each Credit Party after the Acquisition shall be reasonably satisfactory to the Senior Lenders.

B-1

(d)	The Company shall have complied with all of its obligations under and agreements in the Commitment Letter, the Fee Letter and the Engagement Letter.

(e)	All governmental and material third party approvals and consents including regulatory approvals necessary in connection with the Acquisition, the financing contemplated hereby and the continuing operations of the Company and its subsidiaries shall have been obtained and be in full force and effect, and all applicable waiting periods shall have expired without any action being taken or threatened by any competent authority that would restrain, prevent or otherwise impose materially adverse conditions on the Acquisition or the financing contemplated hereby.

(f)	The Senior Lenders shall have received audited and unaudited (which have been reviewed by the independent accountants for the Company as provided in Statement on Auditing Standards No. 100) financial statements of the Company, the Guarantors and the Acquired Business and all other completed or probable acquisitions (including pro forma financial statements) meeting the requirements of Regulation S-X for a Form S-1 registration statement under the Securities Act of 1933, as amended, and all such financial statements shall be satisfactory in form to the Senior Lenders in their reasonable judgment.

(g)	The Senior Lenders shall have received such legal opinions (including opinions (i) from counsel to the Company and its subsidiaries, (ii) delivered to the Company by counsel to the Acquired Business, accompanied by reliance letters in favor of the Senior Lenders and (iii) from such special and local counsel as may be reasonably required by the Joint Lead Arrangers), documents and other instruments as are customary for transactions of this type or as they may reasonably request.

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